EXHIBIT 10.1

SHARE PURCHASE AGREEMENT

BY AND AMONG

RESEARCH IN MOTION CORPORATION

2236008 ONTARIO INC.

RESEARCH IN MOTION LIMITED

AND

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

HARMAN HOLDING GMBH & CO. KG

DATED APRIL 9, 2010

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is dated April 9, 2010, by and among 2236008 Ontario Inc., a corporation existing under the laws of Ontario (“Buyer 1”), Research In Motion Corporation, a corporation existing under the laws of Delaware (“Buyer 2”, and together with Buyer 1, each a “Buyer”, and collectively, the “Buyers”), Research In Motion Limited, a corporation existing under the laws of Ontario (the “Guarantor”), Harman International Industries, Incorporated, a corporation existing under the laws of Delaware (“Parent”) and Harman Holding GmbH & Co. KG, a limited partnership existing under the laws of Germany (“GmbH”, and together with Parent, each a “Seller”, and collectively, the “Sellers”).

W I T N E S S E T H :

WHEREAS, the Buyers wish to acquire QNX Software Systems Co., an unlimited liability company existing under the laws of Nova Scotia (“QSSC”), QNX Software Systems, Inc., a corporation existing under the laws of California (“QSSI”) and QNX Software Systems (Wavemakers), Inc., a limited company existing under the laws of Nova Scotia (“Wavemakers”, and together with QSSC and QSSI, each a “Company” and, collectively, the “Companies”);

WHEREAS, Parent owns (i) 10,000 common shares of QSSI (the “QSSI Shares”), such QSSI Shares being all of the issued and outstanding shares of QSSI, and (ii) 100 common shares of Wavemakers (the “Wavemaker Shares”), such Wavemaker Shares being all of the issued and outstanding shares of Wavemakers;

WHEREAS, GmbH owns 100,100 common shares of QSSC (the “QSSC Shares”, and together with the QSSI Shares and the Wavemaker Shares, each a “Share”, and collectively, the “Shares”), such QSSC Shares being all of the issued and outstanding shares of QSSC;

WHEREAS, the Buyers desire to purchase from the Sellers and the Sellers desire to sell to the Buyers all of the Shares;

WHEREAS, the Buyers are wholly-owned subsidiaries of the Guarantor and the Guarantor wishes to guarantee the performance by the Buyers of their obligations pursuant to this Agreement; and

WHEREAS, it is the intention of the parties that, upon consummation of the purchase and sale of the Shares pursuant to this Agreement, the Buyers shall own all of the outstanding shares of the Companies.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1	Definitions. Capitalized terms used in this Agreement shall have the meanings specified below.

(a)	“Adjustment Amount” means the absolute amount of the difference between (i) the Estimated Working Capital Amount and (ii) the Closing Date Working Capital Amount.

(b)	“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

(c)	“Applicable Laws” means, in respect of any Person, property, transaction, event or course of conduct, any applicable domestic or foreign law, including any applicable statute, regulation, by-law, ordinance or treaty, and any applicable guideline, protocol, code, official directive, rule, standard, requirement, policy, order, judgment, injunction and/or decree of a Governmental Authority whether or not having the force of law.

(d)	“Applicable Privacy Laws” means any and all Applicable Laws relating to privacy and the collection, use, storage, retention, disclosure, and transfer of Personal Information in all applicable jurisdictions worldwide.

(e)	“Balance Sheet” means the unaudited consolidated balance sheet of the QNX Entities as at March 31, 2010 prepared in accordance with GAAP.

(f)	“Benefit Arrangement” means each employment, severance or other similar contract, arrangement or policy (written or oral) and each plan or arrangement (written or oral) providing for severance benefits, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, co-sponsor savings programs, retirement benefits or for retention arrangements, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits.

(g)	“Business” means the business of the QNX Entities, including the development and worldwide Commercialization of the Company IP, as currently conducted by the QNX Entities.

(h)	“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York and the City of Toronto, Ontario are required or authorized by Law to be closed.

(i)	“Claim” means a claim for indemnification by an Indemnified Person pursuant to Section 9.2 or 9.3.

(j)	“Closing Date” means the date of the Closing.

(k)	“Closing Date Balance Sheet” means the unaudited consolidated balance sheet of the QNX Entities as of the Closing Date, prepared in accordance with GAAP and in a manner entirely consistent with the manner of preparation of the Balance Sheet, except as modified as shown on Schedule 1.1(k) of the Disclosure Letter.

(l)	“Closing Date Financial Statements” means the Closing Date Balance Sheet and the Closing Date Working Capital Statement.

(m)	“Closing Date Working Capital Amount” means the Working Capital determined as of the Closing Date based upon the Closing Date Balance Sheet.

(n)	“Closing Date Working Capital Statement” means a statement which sets forth the Closing Date Working Capital Amount and the manner by which it was calculated.

(o)	“Closing Time” means 10:00 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as may be agreed upon in writing between the Buyers and the Sellers.

(p)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(q)	“Combined Tax Return” means any consolidated, combined, unitary or other similar Tax Return or any Tax Return with respect to any profit and/or loss sharing group, affiliated group relief, group payment or similar group or fiscal unity which includes Parent or any of its subsidiaries (other than any such Tax Returns that include only QNX Entities).

(r)	“Commercialize” means to make and have made (including purchasing, licensing or otherwise acquiring products, services, Software, Technology or components thereof or establishing facilities used in making or having made any product, service, Software or Technology or components thereof), use, copy, reproduce, sell, import, export, offer for sale, license, market, distribute, practice any method or process claimed in any patent, benefit from or commercially exploit any Intellectual Property Rights and grant sublicenses (and permit the granting of sublicenses) to do any or all of the foregoing.

(s)	“Commissioner of Competition” means the Commissioner of Competition appointed under the Competition Act.

(t)	“Company IP” means the Owned IP and the Licensed IP.

(u)	“Competition Act” means the Competition Act (Canada).

(v)	“Competition Act Approval” means either: (i) the Buyers shall have received an advance ruling certificate pursuant to Section 102 of the Competition Act in connection with the transactions contemplated by this Agreement; or (ii) the applicable waiting period under Part IX of the Competition Act shall have expired or the Commissioner of Competition shall have provided the parties with a waiver from compliance with Part IX of the Competition Act pursuant to subsection 113(c) of Competition Act and the Commissioner of Competition shall have confirmed in writing that the Commissioner of Competition’s review of the transactions contemplated by this Agreement has been completed and that the Commissioner of Competition has no grounds on which to apply for an order under Section 92 or Section 100 of the Competition Act and, in either case, no inquiry shall be ongoing nor shall the Commissioner of Competition have threatened or otherwise indicated the commencement of an inquiry under Section 10 of the Competition Act.

(w)	“COTS Software” means all Software for which licenses are generally and currently available on reasonable terms through commercial distributors or in consumer retail stores.

(x)	“Current Assets” means the “current assets” of the QNX Entities, determined on a consolidated basis in accordance with GAAP consistently applied, which are directly used in the operations of the QNX Entities and based upon the Closing Date Balance Sheet.

(y)	“Current Liabilities” means all “current liabilities”, whether absolute, conditional, contingent, payable, accrued or otherwise due within 365 days of the Closing Date of the QNX Entities determined on a consolidated basis in accordance with GAAP consistently applied, and based upon the Closing Date Balance Sheet.

(z)	“Debt” means all indebtedness for money borrowed and guarantees thereof of the QNX Entities, including any Liens related thereto, other than any Related Party Debt.

(aa)	“Developers” means any Person who at any time wrote, authored, created, developed, conceived of, produced, made or tested any of the Owned Software or contributed to any of the foregoing activities whatsoever.

(bb)	“Direct Claim” means a Claim which originates pursuant to this Agreement and does not involve a Third Party Claim.

(cc)	“Disclosure Letter” means the disclosure letter of the Sellers delivered to the Buyers contemporaneously with the execution and delivery of this Agreement.

(dd)	“Employees” means (x) all employees of each of the QNX Entities and (y) all employees of Parent and its Affiliates (other than the QNX Entities) listed in Schedule 1.1(dd) of the Disclosure Letter whose primary duties involve providing services to the QNX Entities whether by contract or otherwise, and “Employee” means any one of them.

(ee)	“Environmental Law” means any Applicable Law relating to the protection, preservation or restoration of the environment (including indoor spaces), including those pertaining to:

(i)	reporting, licensing, permitting, investigating, remediating, monitoring and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Substances; and

(ii)	the manufacture, processing, distribution, use, treatment, storage, presence, disposal, recycling, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety.

(ff)	“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

(gg)	“Estimated Working Capital Amount” means -$4,019,789 (negative four million nineteen thousand seven hundred and eighty nine United Stated Dollars).

(hh)	“Governmental Authority” means any (i) federal, provincial, state, regional, municipal, territorial, county, district, local or other government, domestic or foreign; (ii) governmental or quasi-governmental authority of any nature (including any agency, branch, department, ministry, commission, board, court or tribunal); (iii) body exercising any administrative, executive, judicial, legislative, police, regulatory, expropriation or Tax Authority, domestic or foreign; or (iv) self-regulatory organization or stock exchange having jurisdiction in the relevant circumstances.

(ii)	“Hazardous Substance” means any substance or material that is prohibited, controlled or otherwise regulated by any Environmental Law, including pollutants, contaminants, dangerous goods or substances, toxic or hazardous substances or materials, wastes (including solid non-hazardous wastes and liquid wastes), petroleum or other hydrocarbons, including any derivative, breakdown or by-product related to any such substance or material.

(jj)	“Intellectual Property Rights” means:

(i)

any and all worldwide intellectual or industrial property rights provided under (A) patent law, (B) copyright law, (C) trademark law (including service marks, trademarks, trade names, indicia, logos, and domain names), (D) design patent or industrial design law, (E) integrated circuit topography, semi-conductor chip, or mask work law or (F) any other applicable statutory provision or common law principle, including confidential information, moral rights, and trade secret law, that provides a right in ideas, processes, systems, methods, Software, formulae, algorithms, concepts, inventions, works, or know-how, or the expression or use thereof, and including all work in progress thereof, and all past, present, and future causes of action, remedies, rights of recovery, and claims for damage, accounting for profits, royalties, or other relief relating, referring, or pertaining to any of the foregoing; and

(ii)	any and all applications or registrations in or to any of the subject matters in Section 1.1(jj)(i) above.

(kk)	“knowledge of the Sellers” means to the actual knowledge, information and belief of those individuals listed in Schedule 1.1(kk) of the Disclosure Letter after reasonable inquiry.

(ll)	“Laws” means all laws (statutory, common or otherwise), codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts, guidelines, policies, directions, decrees or other requirements of any Governmental Authority (in each case having the force of law).

(mm)	“Lease” means any lease, agreement to lease, license or other agreement pursuant to which any QNX Entity occupies or is entitled to occupy any lands or premises.

(nn)	“Leased Real Property” means any Premises leased by any QNX Entity pursuant to a Lease.

(oo)	“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

(pp)	“Licensed IP” means all Technology and Names (other than Owned Software and Owned IP), including all Intellectual Property Rights therein, that are used in the Business as conducted on the date hereof by any of the QNX Entities, as authorized by or under license, contract, settlement, agreement, trust, bailment or otherwise.

(qq)	“Lien” or “Liens” means any mortgage, hypothec, pledge, security interest, encumbrance, encroachment, claim, right of possession, other defect in title or lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against any of the QNX Entities, any filing or agreement to file a financing statement as debtor under any personal property registry, the Uniform Commercial Code, or any similar statute (other than to reflect ownership by a third party of property leased to any of the QNX Entities under a lease which is not in the nature of a conditional sale or title retention agreement), or any subordination arrangement in favour of another Person.

(rr)	“Loss” means any loss, injury, liability, damage, cost or expense (including reasonable legal fees and expenses) of any kind or nature suffered or incurred by an Indemnified Person in connection with any Claim made by it hereunder, including in respect of any proceeding, assessment, judgment, settlement or compromise relating thereto.

(ss)	“Material Adverse Effect” means (i) any result, occurrence, fact, change, event, or effect that has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the QNX Entities, taken as a whole; or (ii) any result, occurrence, fact, change, event or effect that materially impairs or materially delays or would reasonably be expected to materially impair or materially delay the ability of the Sellers or the QNX Entities (as applicable) to consummate the transactions contemplated by, or perform their obligations under, this Agreement; but in each case of clauses (i) and (ii) excluding any result, occurrence, fact, change, event or effect resulting from or relating to (A) general political or economic conditions, general financial or capital market conditions or general conditions in any of the industries in which the QNX Entities primarily operate, to the extent that they do not materially disproportionately affect the QNX Entities, taken as a whole, in relation to the other companies in the industries in which the QNX Entities primarily operate, (B) an outbreak or escalation of hostilities or any act of terrorism involving the United States, Canada or any other country or the declaration by the United States, Canada or any other country of a national emergency or war to the extent that they do not materially disproportionately affect the QNX Entities, taken as a whole, in relation to the other companies in the industries in which the QNX Entities primarily operate, (C) any changes in Law, generally accepted accounting principles used in Canada, GAAP or any authoritative interpretations thereof, (D) any result, occurrence, fact, change, event or effect, including loss of customers, suppliers or employees of the QNX Entities, arising out of or attributable to the announcement or pendency of the transactions contemplated by, this Agreement and/or the other Transaction Documents (including the identity of the Buyers or their Affiliates), (E) any action taken or failed to be taken by Parent or any of its Affiliates at the written request of a Buyer or that is required by this Agreement and/or the other Transaction Documents, (F) any effect arising out of or attributable to a failure to meet Parent’s internal forecasts for the Business (provided that (i) this clause (F) shall not be construed as providing that the underlying cause or causes of such failure may not be taken into consideration in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, and (ii) this clause (F) shall not be construed as implying that Parent is making any representation or warranty hereunder with regard to any internal forecasts for the Business) or (G) any breach of this Agreement by the Buyers or their Affiliates.

(tt)	“Material Customer” means any of the customers (including any Affiliates of such customers) of the QNX Entities listed in Schedule 1.1(tt) of the Disclosure Letter.

(uu)	“Material Supplier” means any of the suppliers (including any Affiliates of such suppliers) of the QNX Entities listed in Schedule 1.1(uu) of the Disclosure Letter.

(vv)	“Names” means business names, trade names, domain names, trading styles and logos.

(ww)	“Non-Resident Seller” means a Seller who is a non-resident person within the meaning of section 116 of the Tax Act.

(xx)	“Open Source Materials” means any Software or any other computer programs or other Technology or content (“Materials”) (i) that is distributed as “free software”, “open source software” or under a similar licensing or distribution model (including any of the licenses listed at http://www.opensource.org/licenses), (ii) that contain, or are derived from, any Materials that are distributed pursuant to any license that requires, as a condition of the use, modification and/or distribution of such Materials, that Materials (“Derivative Materials”) so incorporated into, derived from, or distributed with such Materials be: (A) disclosed or distributed in Source Code form; (B) licensed for the purpose of making modifications or derivative works; (C) reproduced and/or redistributed at no or minimal charge; or (D) permitted to be reverse engineered; or (iii) that is distributed under open source license terms identified in: (Y) the Third Party License Terms Lists identified in Section 1.4(a)(ii) of Schedule 3.35 of the Disclosure Letter; or (Z) the Black Duck Bill of Materials set forth in Exhibit 1 of Schedule 3.51(b) of the Disclosure Letter.

(yy)	“Owned IP” means all (i) patents, filed patent applications and draft patent applications (including provisional patent applications, utility patents, divisional patents, continuations, continuations in part, reissue, reexamination, and all similar patents and applications) listed in Section 1.1 of Schedule 3.35 of the Disclosure Letter, (ii) registered trademarks, registered trade names, registered service marks and registered copyrights and any pending applications therefor, and domain names (including any pending applications) listed in Sections 1.2 and 1.3 of Schedule 3.35 of the Disclosure Letter, and (iii) other Intellectual Property Rights in the Owned Software and in the other items and materials listed in Section 1.5 of Schedule 3.35 of the Disclosure Letter.

(zz)	“Owned Real Property” means any Premises owned by any of the QNX Entities.

(aaa)	“Owned Software” means the QNX Software and all Software listed in Section 1.5 of Schedule 3.35 of the Disclosure Letter.

(bbb)	“Parent Name” and “Parent Marks” means the names and marks, respectively, of Parent or any of its Affiliates (other than the QNX Entities), including “Harman International”, either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing, either alone or in combination with other words.

(ccc)	“Permitted Liens” means:

(i)	reservations, limitations, provisos and conditions expressed in the original grant from the Crown (provided the same have been complied with in all material respects);

(ii)	easements, servitudes, party wall agreements, rights of way and other similar rights and agreements (including easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not and will not, in the aggregate, materially impair the use of the real property for the purpose for which it is used or materially impair the ordinary conduct of the Business;

(iii)	registered municipal agreements and registered agreements with publicly regulated utilities, provided that such agreements have been complied with in all material respects or security has been posted to ensure their compliance and completion;

(iv)	defects or irregularities in title which are of a minor nature and do not, in the aggregate, materially impair the use of the real property for the purpose for which it is used or materially impair the ordinary conduct of the Business;

(v)	statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law in the ordinary course of business;

(vi)	liens for Taxes not yet due or liens for Taxes which are due but the validity of which are being contested in good faith by a QNX Entity by appropriate proceedings or that may thereafter be paid without penalty; and

(vii)	zoning and building by-laws and ordinances, municipal by-laws and regulations, development agreements and restrictive covenants which do not and will not, in the aggregate, materially adversely affect or impair the use of the real property for the purpose for which it is used, provided that they have been complied with in all material respects.

(ddd)	“Person” means an individual, sole proprietorship, corporation, partnership, limited partnership, association, joint venture, syndicate, trust, Governmental Authority or other entity or organization.

(eee)	“Personal Information” means the type of information regulated by Applicable Privacy Laws and collected, used or disclosed by any of the QNX Entities, including information such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records, but does not include the name, title or business address or telephone number of an employee.

(fff)	“Post-Closing Period” means any taxable period beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning immediately after the Closing Date (and, for Canadian income tax purposes, a taxable period beginning on the Closing Date).

(ggg)	“Pre-Closing Period” means any taxable period that ends on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

(hhh)	“Premises” means all real and immoveable property, buildings and facilities owned or occupied by any of the QNX Entities in connection with the Business.

(iii)	“Prime Rate” means, at any time, the annual rate of interest which — Bank establishes at its principal office in New York as the reference rate of interest to determine interest rates it will charge at such time for demand loans in U.S. dollars made to its customers in the United States and which it refers to as its “prime rate of interest”.

(jjj)	“Published Source Code” means all Owned Software consisting of Source Code made available under Foundry27 or otherwise made available to licensees of any QNX Entity without obligations to keep such Source Code confidential.

(kkk)	“QNX Entities” means, collectively, the Companies and the Subsidiaries, and “QNX Entity” means any one of them.

(lll)	“QNX Product Suite” means the computer operating system, middleware and development tool software products listed in Section 1.4 of Schedule 3.35 of the Disclosure Letter.

(mmm)	“QNX Proprietary Software” means all Software included in the computer operating system, middleware, and development tool software products commonly referred to as “QNX Software Development Platform version 6.4.1” (or such later versions released by the Sellers prior to the Closing Date), including, without limitation, all QNX Aviage Middleware products, but for greater certainty not limiting the use of such Software to such software products, but excluding the Licensed IP set forth in Section 1.6(a) of Schedule 3.35 or on Schedule 3.51(b) of the Disclosure Letter or COTS Software.

(nnn)

“QNX Software” means the QNX Product Suite, but excluding (i) Open Source Materials, as identified for the QNX 6 generation of the QNX Product Suite in the License Guides and Third Party License Terms Lists in Sections 1.4(a)(ii)-(iv) of Schedule 3.35 of the Disclosure Letter, (ii) Licensed IP in the QNX Product Suites, as identified in Section 1.6 of Schedule 3.35 of the Disclosure Letter, (iii) any other third Person’s Software or Intellectual Property Rights identified in the License Guides or Third Party License Terms Lists identified in Sections

1.4(a)(ii)-(iv) of Schedule 3.35 of the Disclosure Letter as not being included or licensed by the QNX Entities as part of the QNX Product Suite; and (iv) COTS Software.

(ooo)	“Reciprocal Requirements” means a requirement that Technology of any of the QNX Entities be: (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making modifications or derivative works; or (iii) reproduced or redistributed at no or minimal charge.

(ppp)	“Related Party” means (i) any Seller and (ii) any officer, director or Affiliate of any of the QNX Entities.

(qqq)	“Related Party Debt” means (i) all indebtedness for money borrowed of any of the QNX Entities owed to or for the benefit of a Seller or any of its Affiliates and (ii) all guarantees for money borrowed of any of the QNX Entities in favor of or for the benefit of a Seller or any of its Affiliates (other than a QNX Entity).

(rrr)	“Release” means any release or discharge of any Hazardous Substance into or onto air, land (surface or subsurface), surface water and/or groundwater, including any discharge, spray, injection, inoculation, abandonment, deposit, spillage, leakage, seepage, pouring, emission, emptying, throwing, dumping, placing, exhausting, escape, leach, migration, dispersal, dispensing or disposal.

(sss)	“Software” means any computer program, operating system, applications system, firmware, software or rights thereto of any nature, whether operational, under development or inactive, including all object code, Source Code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, order of operations, so-called “look and feel”, user interface, graphic elements, program structure, sequence and organization, screen displays and report layouts, technical manuals, flowcharts, diagrams, user manuals and all other documentation, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory, device, paper or other media of any nature.

(ttt)	“Source Code” means the human-readable form of a computer instruction, including related system documentation, applicable comments and procedural codes such as job control language.

(uuu)

“Source Materials” means, in relation to items of Software, supporting materials that would enable a reasonably competent and skilled embedded operating system kernel programmer to compile, debug and support and/or make improvements to such Software in a commercially reasonable manner including (i) any Source Code related thereto, reasonably annotated, (ii) technical and system documentation including detailed design, functional, operational, and technical documentation, flow charts, diagrams, file layouts, report layouts, screen layouts, business rules, data and database models and structures, which was made or obtained in relation to the design and development of such Software and compilation instructions related to such Software, (iii) listing by name, version and vendor of relevant third Persons’ compilers, utilities and other Software that are necessary for normal operation of such Software to which the Source Materials related including, with respect to the current release of the QNX 6 generation of the QNX Software, information reasonably sufficient to procure a license from such vendors, (iv) a reasonably detailed listing of relevant equipment and information necessary for normal operation of such Software, and (v) all other information reasonably necessary to rebuild, install, and otherwise implement such Software in the context of the applicable system(s) including all relevant tools, programs, files, encryption keys, make files, installation instructions, systems settings, and database settings.

(vvv)	“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date, except that for Canadian income tax purposes, a Straddle Period shall not include any taxable period beginning on the Closing Date.

(www)	“Subsidiaries” means, collectively, the entities set out in Schedule 1.1(www) of the Disclosure Letter, and “Subsidiary” refers to any one of them.

(xxx)	“subsidiary” means, with respect to any Person, a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary and, for purposes of this definition, a Person controls a second Person if (i) the Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the Person to elect a majority of the directors of the second Person, unless the Person beneficially owns or exercises control or direction over voting securities only to secure an obligation, (ii) the second Person is a partnership and the Person beneficially owns or exercises control or direction over more than 50 percent of the interests in the partnership, or (iii) the second Person is a limited partnership, the Person is the general partner of the limited partnership or the control Person of the general partner.

(yyy)	“Tax” (and, with correlative meaning, “Taxes”) means all federal, provincial, state, local, foreign or other taxes, duties, premiums, assessments, imposts, levies and other charges of any kind whatsoever that are similar in nature to taxes imposed by any Tax Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, imposed by any Tax Authority, including those levied on, or measured by, or referred to as income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, ad valorem, use, value-added, excise, stamp, withholding, business, franchising, property (both real and personal), payroll, employee withholding, employment, occupation, health, social service, environmental, education and social security taxes, all surtaxes and all customs duties and import and export taxes.

(zzz)	“Tax Act” means the Income Tax Act (Canada).

(aaaa)	“Tax Assets” means any Tax Item that could reduce a Tax, including net operating loss, net capital loss, general business credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or other Tax credit.

(bbbb)	“Tax Authority” means any Governmental Authority responsible for the imposition or administration of any Tax.

(cccc)	“Tax Returns” means all returns, declarations, reports, claims for refund, forms, designations, estimates, information statements and other documents relating to Taxes required to be submitted to a Tax Authority, including all schedules and attachments thereto, and including all amendments thereof, and the term “Tax Return” means any one of the foregoing Tax Returns.

(dddd)	“Technology” means technology and related information of whatever nature or kind, in all cases whether or not finished or a work in progress and whether or not subject to any Intellectual Property Rights and whether or not fixed in any medium or reduced to practice, including (i) Software, Source Code and Source Materials and including all versions thereof; (ii) trade secrets, industrial designs and copyrights; (iii) inventions, formulae, product formulations, processes and processing methods, technology and techniques; (iv) know-how, research and technical data; and (v) white papers, product literature, draft patent applications, software, studies, findings, algorithms, instructions, guides, manuals and designs.

(eeee)	“Third Party Claim” means any action, suit, demand, claim or proceeding in law or equity asserted by any third Person that is not an Affiliate of the applicable Indemnified Person.

(ffff)	“Transaction Documents” means the Mutual Non-Solicitation Agreement in the form attached hereto as Exhibit A and the Transition Services Agreement in the form attached hereto as Exhibit C.

(gggg)	“Unpublished Source Code” means all Owned Software that is Source Code but that is not Published Source Code.

(hhhh)	“U.S. Employees” means Employees who are employed by a United States entity.

(iiii)	“Working Capital” means Current Assets minus Current Liabilities.

In addition to the foregoing, each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	1.1(jjjj)(i)
Annual Financial Statements	3.12
ARC	5.7(b)
Buyer or Buyers	Preamble
Buyer 1	Preamble
Buyer 2	Preamble
Buyer DC Plans	5.13(f)
Buyer Indemnified Person	9.2
Buyer Tax Indemnitee	6.2(a)
Buyer Taxes	6.2(a)
CFIUS	5.7(f)
CFIUS Approval	5.7(f)
Closing	2.5
Company or Companies	Preamble
Confidentiality Agreement	5.4
Contest Relevant Time	6.5(d)
Delivering Party	6.3(b)
End Date	8.1(b)(ii)
Environmental Permits	3.104
Excess Taxes	6.5(b)
Exon-Florio/FINSA	5.7(f)
Financial Statements	3.12
FINSA	5.7(f)
GAAP	1.1(jjjj)(vi)
GmbH	Preamble
Guaranteed Obligations	5.16(a)
Guaranteed Parties	5.16(a)
Guarantor	Preamble
Guaranty	5.16(a)
Impermissible Past Practice	6.3(b)
Indemnified Person	9.4
Indemnifying Person	9.4
Indemnity Deadline	9.1
Independent	2.4(a)
Independent Auditor	2.4(a)
Institute	10.13
Interim Financial Statements	3.12
Material Contracts	3.22(a)
Ontario Courts	10.12
Parent	Preamble
Parent Taxes	6.2(a)
Permit	3.29
Pre-Acquisition Reorganization	5.11
Property Taxes	6.16(a)
Purchase Price	2.2

Term	Section

QNX Benefit Arrangement	3.88
QSSC	Preamble
QSSC Shares	Preamble
QSSI	Preamble
QSSI Shares	Preamble
Qualified Plans	5.13(f)
Review Period	2.4(a)
Second Request	5.7(e)
Seller or Sellers	Preamble
Seller Group	6.16(b)
Seller Indemnified Person	9.3
Seller Tax Indemnitee	6.2(b)
Share or Shares	Preamble
Specified Section 6.3(b) Return	6.3(b)
Tax Benefit	6.16(c)
Tax Claim	6.16(d)
Tax Item	6.16(e)
Tax Proceeding	6.16(f)
Tax Representations	3.86
Tax Return Due Date	6.3(b)
Tax Timing Payment	6.7(a)
Third Party	9.6(b)
Transfer Taxes	6.8
Transition Services Agreement	7.2(h)
Transition Services Date	5.13(d)
Wavemaker Shares	Preamble
Wavemakers	Preamble
WC Objection Notice	2.4(a)
WC Taxes	6.2(a)
Welfare Benefits	5.13(e)

(jjjj)	In this Agreement, except as otherwise expressly provided or as the context otherwise requires:

(i)	“Agreement” means this Agreement as from time to time supplemented or amended as provided herein;

(ii)	a reference to an Article, a Section or an Exhibit is to an Article, a Section or an Exhibit of this Agreement;

(iii)	the inclusion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(iv)	the word “including”, when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope and whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”;

(v)	the term “made available to the Buyers” and words of similar import means that the relevant documents, instruments or materials were either provided directly to the Buyers through the Sellers or their representatives or posted and made available to the Buyers for review in the electronic dataroom maintained by the Sellers;

(vi)	a financial accounting term not otherwise defined herein has the meaning assigned to it, and every financial accounting calculation to be made hereunder is to be made, in accordance with accounting principles generally accepted in the United States applied on a consistent basis (“GAAP”);

(vii)	all dollar amounts referred to in this Agreement are in lawful money of the United States of America;

(viii)	a reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and every statute or regulation that supplements or supersedes such statute or regulations;

(ix)	a reference to a Person includes any successor to that Person;

(x)	to the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a subsidiary of any party, each such provision shall be construed as a covenant by such party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action;

(xi)	a word importing the masculine gender includes the feminine and neuter, a word in the singular includes the plural, a word importing a corporate entity includes an individual, and vice versa;

(xii)	a reference to “received” or “obtained” means being received or obtained by any method whatsoever, including by written or oral means;

(xiii)	a reference to “approval”, “authorization” or “consent” of any party means written approval, authorization or consent; and

(xiv)	the language used in this Agreement is the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party proposing any such language.

1.2	Exhibits. The following are Exhibits to this Agreement:

Exhibit A	-	Form of Mutual Non-Solicitation Agreement

Exhibit B	-	Form of Opinion of Sellers’ Canadian Counsel

Exhibit C	-	Form of Transition Services Agreement

Exhibit D		Form of FIRPTA Certificate

ARTICLE II

PURCHASE AND SALE

2.1	Purchase and Sale. On the terms and subject to the conditions of this Agreement, (i) Parent agrees to sell, assign, transfer and deliver to Buyer 2 at the Closing, the QSSI Shares, free and clear of any Liens, (ii) Parent agrees to sell, assign, transfer and deliver to Buyer 1 at the Closing, the Wavemaker Shares, free and clear of any Liens, and (iii) GmbH agrees to sell, assign, transfer and deliver to Buyer 1 at the Closing the QSSC Shares, free and clear of any Liens. On the terms and subject to the conditions of this Agreement, (a) Buyer 2 agrees to purchase from Parent at the Closing, the QSSI Shares, free and clear of any Liens, (b) Buyer 1 agrees to purchase from Parent at the Closing, the Wavemaker Shares, free and clear of any Liens, and (c) Buyer 1 agrees to purchase from GmbH at the Closing, the QSSC Shares, free and clear of any Liens.

2.2	Purchase Price. The purchase price for the Shares payable by the Buyers to the Sellers for the Shares shall be equal to $200,000,000 (two hundred million United States Dollars) subject to the adjustment provided for in Section 2.4 (the “Purchase Price”) and shall be allocated among the Sellers in the percentages set forth in Schedule 2.2 of the Disclosure Letter. Any adjustment to the Purchase Price pursuant to Section 2.4 shall be allocated to the Seller selling the Shares of the Company to which such adjustment relates.

2.3	Payment at the Closing. At the Closing, the Buyers shall pay to the Sellers the Purchase Price by wire transfer in accordance with Schedule 2.2 of the Disclosure Letter. No amount shall be deducted or withheld pursuant to Section 116 of the Tax Act from the Purchase Price or any other amounts payable by Buyers under this Agreement.

2.4	Payment of Adjustment Amount.

(a)

As soon as practicable following the Closing Date, and in any event no later than twenty (20) Business Days after the Closing Date, the Buyers shall cause to be prepared and deliver to the Sellers the Closing Date Financial Statements with a calculation of the Adjustment Amount, which Closing Date Financial Statements shall be accompanied by working papers and other supporting documentation, to be supplemented as necessary by such additional documentation as the Sellers may reasonably request following delivery of the Closing Date Financial Statements. The Sellers shall have fifteen (15) Business Days (the “Review Period”) following receipt of the Closing Date Financial Statements in which to review the Closing Date Financial Statements, and the Buyers shall provide Parent and its independent accountants reasonable access during normal business hours to the personnel, properties, books and records of the Business and the QNX Entities for such purpose. The Buyers agree that, following the Closing Time through the date that the Closing Date Working Capital Amount and the Adjustment Amount become final and binding, they will not take any actions with respect to any accounting books, records, policies or procedures on which the Closing Date Financial Statements or the Estimated Working Capital Amount are based that would impact the determination of the Closing Date Working Capital Amount or the Adjustment Amount or the preparation of calculations included in the WC Objection Notice. If at any time during the Review Period, the Sellers determine that they have any objection to the Closing Date Financial Statements or any aspect of the calculation of Closing Date Working Capital Amount, the Sellers may send a written notice (the “WC Objection Notice”) explaining in reasonable detail such objection(s); provided, that the WC Objection Notice shall be delivered to the Buyers no later than five (5) Business Days following the last day of the Review Period. The Buyers and the Sellers shall endeavour, in good faith, to resolve the matters described in the WC Objection Notice. If the Buyers and the Sellers are unable to resolve any of the matters described in the WC Objection Notice and agree in writing to that resolution within twenty (20) days after the Sellers’ receipt thereof, the Buyers and the Sellers shall promptly submit those items then remaining unresolved to PricewaterhouseCoopers, or if they refuse or are unable to act, a nationally recognized United States accounting firm which shall be independent of the Buyers and the Sellers and their respective Affiliates (“Independent”) and reasonably acceptable to the Sellers and the Buyers. If the Buyers and the Sellers cannot agree to the selection of such an accounting firm within a further period of five (5) days, an accounting firm that is Independent shall be selected by two nationally recognized United States accounting firms, one of which shall be nominated by the Buyers and the other of which shall be nominated by the Sellers. The accounting firm so determined in accordance with the provisions of this Section 2.4 shall hereinafter be referred to as the “Independent Auditor”. The Independent Auditor shall determine the Closing Date Working Capital Amount and the Adjustment Amount. With respect to each disputed line item, such determination, if not in accordance with the position of either the Buyers or the Sellers, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Sellers in the WC Objection Notice or by the Buyers in the Closing Date Financial Statements with respect to such disputed line item. During the review by the Independent Auditor, the Buyers and the Sellers and their accountants will each make available to the Independent Auditor interviews with such individuals, and such information, books and records and work papers, as may be reasonably required by the Independent Auditor to fulfill its obligations under this Section 2.4; provided, however, that the accountants of the Sellers or the Buyers shall not be obliged to make any work papers available to the Independent Auditor except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountant. The Sellers on the one hand, and the Buyers on the other hand, shall each bear one-half of the fees, costs and expenses of the Independent Auditor; provided, however, that if the Independent Auditor determines that one party to the dispute is the prevailing party, then the non-prevailing party shall alone be responsible for the fees, costs and expenses of dispute resolution incurred by all parties.

(b)	If the Closing Date Working Capital Amount is greater than the Estimated Working Capital Amount, the Buyers shall promptly pay the Sellers the Adjustment Amount by wire transfer to the account of the Sellers as the Sellers shall notify the Buyers in writing, together with interest at the Prime Rate from the Closing Date until the date of payment.

(c)	If the Closing Date Working Capital Amount is less than the Estimated Working Capital Amount, the Sellers shall promptly pay to the Buyers the Adjustment Amount by wire transfer to the account of the Buyers as the Buyers shall notify the Sellers in writing, together with interest at the Prime Rate from the Closing Date until the date of payment.

(d)	The Buyers and the Sellers will execute, if requested by the Independent Auditor, a reasonable engagement letter, including customary indemnities. The Independent Auditor shall act as an expert and not an arbitrator to determine, based solely on the provisions of this Section 2.4 and the representations by the Buyers and the Sellers, only on those issues still in dispute and only as to whether such amounts were arrived at in conformity with this Agreement. The Independent Auditor’s determination shall be made within thirty (30) days of its selection, or such other period as mutually agreed to by the Buyers and the Sellers, and shall be set forth in a written statement delivered to the Buyers and the Sellers. The information and the occurrence of the proceedings under this Section 2.4 shall be treated as confidential information. The Independent Auditor shall be bound by a mutually agreeable confidentiality agreement. The procedures of this Section 2.4 are exclusive and, except as set forth below, the determination of the Independent Auditor shall be final and binding on the parties hereto absent an error in calculation, which the parties shall draw to the attention of the Independent Auditor for correction. The decision rendered pursuant to this Section 2.4 may be filed as a judgment in any court of competent jurisdiction. Either the Buyers or the Sellers may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 2.4. The other party’s only defense to such a request for specific enforcement or other legal action shall be fraud by or on the part of the Independent Auditor. Absent such fraud, such other party shall reimburse the party seeking enforcement for its expenses related to such enforcement.

(e)	The determination and adjustment of the Purchase Price in accordance with the provisions of this Article II shall not limit or affect any other rights or causes of action the Buyers or Sellers may have with respect to the representations, warranties, covenants and indemnities in their favor contained in this Agreement.

2.5	Closing. Upon the terms and subject to the conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at 10:00 a.m. (Toronto time), on the second Business Day after the satisfaction or (to the extent permitted by Applicable Law) waiver of the conditions set forth in Article VII (other than those conditions to be satisfied or waived by action taken at the Closing, but subject to satisfaction or waiver of such conditions), at the offices of the Buyers’ counsel in Toronto, Ontario or at such other time or place as the Buyers and the Sellers may agree in writing. At the Closing:

(a)	Parent shall deliver to Buyer 2 all certificates representing the QSSI Shares duly endorsed for transfer to Buyer 2;

(b)	Parent shall deliver to Buyer 1 all certificates representing the Wavemaker Shares duly endorsed for transfer to Buyer 1;

(c)	GmbH shall deliver to Buyer 1 all certificates representing the QSSC Shares duly endorsed for transfer to Buyer 1;

(d)	each of the Buyers and the Sellers shall deliver the Transaction Documents to which such Buyer or Seller is a party and all other documents required to be delivered by such Buyer or Seller pursuant to this Agreement;

(e)	the Buyers shall pay the Purchase Price as set forth in Section 2.2; and

(f)	each of the Sellers, the Buyers and QNX Entities shall execute and deliver any other instruments, documents and certificates that are required to be delivered pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Disclosure Letter (with specific reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section or subsection of the Disclosure Letter shall be deemed to be disclosed with respect to any other Section or subsection of this Agreement only to the extent that it is readily apparent on the face of such disclosure that such information is applicable to such other Section or subsection of this Agreement), each of the Sellers hereby jointly and severally represent and warrant to the Buyers as follows and acknowledge that the Buyers are relying upon the following representations and warranties in connection with the purchase of the Shares:

Authorization, Execution and Approvals

3.1	Each of the Sellers is duly incorporated or duly formed and validly existing under the laws of its jurisdiction of incorporation or formation, as the case may be. Schedule 3.1 of the Disclosure Letter sets out the name and jurisdiction of incorporation or formation, as the case may be, of each of the Sellers. Each of the Sellers has all requisite power, authority and capacity to own the Shares and enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party.

3.2	Each of the QNX Entities is duly incorporated or duly formed and validly existing under the laws of its jurisdiction of incorporation or formation, as the case may be. Schedule 3.2 of the Disclosure Letter sets out the name and jurisdiction of incorporation or formation, as the case may be, of each of the QNX Entities. Each of the QNX Entities has all requisite power, authority and capacity to own, lease and operate its properties and assets and to carry on its business as now conducted. The Sellers have made available to the Buyers true, correct and complete copies of the certificate of incorporation, articles of incorporation, articles of association, by-laws, partnership agreements and all other similar applicable organizational documents of each of the QNX Entities, as amended and in effect on the date hereof. The Sellers have made available to the Buyers the minute books of each of the QNX Entities, which, since November 30, 2004, are true, complete and correct in all material respects. The Subsidiaries are the only subsidiaries of any of the Companies.

3.3	Each of the QNX Entities is duly registered, licensed, or qualified to carry on business and is in good standing (where applicable) in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its business makes such registration, licensing or qualification necessary, except where the failure to be so registered, licensed or qualified or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the QNX Entities, taken as a whole, the Business or the results of operations of the Business.

3.4	This Agreement has been duly executed and delivered by each of the Sellers and constitutes a legal, valid and binding obligation of each of the Sellers, enforceable against each of the Sellers in accordance with its terms, subject to bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally, and the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction. At the Closing Time, each of the Transaction Documents to which a Seller or a QNX Entity is a party will be duly executed and delivered by such Seller or QNX Entity and will constitute, when executed, a legal, valid and binding obligation of each Seller and QNX Entity that is a party thereto, enforceable against each such Seller or QNX Entity in accordance with its terms, subject to bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally, and the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction.

3.5	The execution, delivery and performance of this Agreement and the Transaction Documents and the completion of the transactions contemplated by this Agreement and the Transaction Documents have been duly and validly authorized by all necessary corporate action on the part of each of the Sellers and no other corporate proceedings or approvals are required on the part of any of the Sellers to authorize this Agreement or the Transaction Documents or to consummate the transactions contemplated by this Agreement or the Transaction Documents.

3.6	Except as set forth in Schedule 3.6 of the Disclosure Letter, except as otherwise provided in Sections 3.7, 3.8, 4.4, 4.5 or 4.6 and except (in the case of clause (v)) as may result from any facts or circumstances relating to the Buyers or their Affiliates, the execution, delivery and performance of this Agreement and each of the Transaction Documents by the Sellers and the QNX Entities (as applicable), and the consummation of the transactions contemplated by this Agreement and the Transaction Documents by the Sellers and the QNX Entities (as applicable), do not and will not: (i) conflict with, violate or result in a breach of, any of the provisions of the certificate of incorporation, articles of incorporation, articles of association, by-laws, partnership agreement or other similar organizational documents, as applicable, of any of the Sellers or any of the QNX Entities; (ii) conflict with, violate or result in a breach of, or constitute a default (or an event, condition or occurrence which, with notice or passage of time or both, would constitute a default) under, or give rise to any termination rights, rights of first refusal or other buy-sell rights or the amendment, acceleration or cancellation of or change in any rights or obligations of any Person under, any Material Contact, any settlement agreement binding upon any of the QNX Entities regarding actions, suits, judgments, investigations or proceedings or any agreement listed on Exhibit 5 of Schedule 3.35 of the Disclosure Letter; (iii) cause any third party indebtedness owing by any of the QNX Entities to become due and payable before its stated maturity or cause any available credit to cease to be available; (iv) result in the creation or imposition of, give rise to, or trigger, any Lien upon any of the shares (including the Shares) or assets of any of the QNX Entities; or (v) contravene or result in a violation of any Applicable Law, except in the case of clauses (ii) through (v) to the extent that necessary consents, approvals or other authorizations have been obtained or as have not had or would not reasonably be expected to have a Material Adverse Effect.

3.7

Schedule 3.7 of the Disclosure Letter sets forth a correct and complete list of each consent, waiver, authorization or approval of, each notice or declaration to, and each filing or registration with, any Governmental Authority that is required by any of the Sellers or any of the QNX Entities in connection with the execution, delivery and performance of this Agreement and the Transaction Documents or the consummation of the transactions contemplated by this Agreement and the Transaction Documents, except for such consents, waivers, authorizations, approvals, notices, declarations, filings and registrations (i) the failure of which to obtain or make would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the QNX Entities, taken as a whole, the Business or the results of operations of the Business; (ii) that are otherwise provided in Sections 4.4, 4.5 or 4.6; or (iii) required by facts or circumstances relating to the Buyers or their Affiliates.

3.8	Except as set forth in Schedule 3.8 of the Disclosure Letter, provided that all consents, approvals, authorizations and other actions described in Section 3.6 or 3.7 have been obtained or taken and except as otherwise provided in Sections 4.4, 4.5 or 4.6, (i) no consent, waiver, authorization, approval or other action by any other Person; and (ii) no notice or declaration to or filing or registration with any other Person, in each case, under any Material Contract, any settlement agreement binding upon any of the QNX Entities regarding actions, suits, judgments, investigations or proceedings or any agreement listed on Exhibit 5 of Schedule 3.35 of the Disclosure Letter is required or necessary for the:

(a)	execution, delivery and performance of this Agreement by each of the Sellers; and

(b)	the consummation of the transactions contemplated by this Agreement;

except in the case of such consents, waivers, authorizations, approvals, notices, declarations, filing, or registrations the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect.

3.9	Each of the QNX Entities is not a reporting issuer under the Securities Act (Ontario) or under the securities legislation of any other province or territory in Canada where such concept exists and is not a registrant under the United States Securities Exchange Act of 1934. There is no published market for any securities of any of the QNX Entities.

Capital Structure

3.10	Schedule 3.10 of the Disclosure Letter sets out the authorized and issued and outstanding shares and voting securities of, and other equity and ownership interests in, each of the QNX Entities and the names of the registered and beneficial owners of such shares, voting securities, and other equity interests. Except as set forth in Schedule 3.10 of the Disclosure Letter, no shares or voting securities of, or other equity interests in, any QNX Entity are issued, reserved for issuance or outstanding. All of the shares, voting securities, and other equity and ownership interests indicated on Schedule 3.10 of the Disclosure Letter as being outstanding have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in accordance with the registration or qualification requirements of all relevant securities laws or pursuant to valid exemptions therefrom. Except as set out in Schedule 3.10 of the Disclosure Letter, the shares, voting securities, and other equity interests set out in Schedule 3.10 of the Disclosure Letter are legally and beneficially owned by the applicable Seller (as set out in Schedule 3.10 of the Disclosure Letter) free and clear of all Liens, and all Liens set forth on Schedule 3.10 will be released in full on the Closing Date.

3.11

(a) There are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments contingent or otherwise, relating to the shares or voting securities of, or other equity interests in, any QNX Entity, pursuant to which such QNX Entity is or may become obligated to issue, deliver, sell, redeem or repurchase, or cause to be issued, delivered, sold, redeemed or repurchased, shares or voting securities of, or other equity interests in, such QNX Entity or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares or voting securities of, or other equity interests in, such QNX Entity; (b) there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights or obligations with respect to the shares or voting securities of, or other equity interests in, any QNX Entity; and (c) no QNX Entity has any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or that are convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the shareholder of any QNX Entity on any matter. There are no irrevocable proxies and no stockholder agreements, voting trusts or voting agreements or other agreements or understandings with respect to any capital stock of, or other equity or voting interests in, any QNX Entity. The parties set forth on Schedule 3.11 of the Disclosure Letter have waived their contractual right to make an offer for or otherwise acquire any of the QNX Entities, and none of the Sellers nor any of the QNX Entities is party to any other contract containing such a contractual right.

Financial Statements

3.12	The (i) unaudited consolidated balance sheet of the QNX Entities at June 30, 2009 and the related statement of profits and losses for the QNX Entities for the fiscal year ended June 30, 2009 (the “Annual Financial Statements”) and (ii) the Balance Sheet and the related statement of profits and losses for the QNX Entities for the nine (9) months ended March 31, 2010 (the “Interim Financial Statements”, and together with the Annual Financial Statements, collectively, the “Financial Statements”):

(a)	are set out in Schedule 3.12 of the Disclosure Letter;

(b)	are consistent with the books and accounts of the QNX Entities as at the respective dates of the Financial Statements;

(c)	present fairly, in all material respects, the consolidated financial position of the QNX Entities, the results of their operations as at the respective dates of the Financial Statements and through the periods indicated in the Financial Statements and cash flows of the QNX Entities all in accordance with GAAP, except (i) as disclosed in the notes to such Financial Statements, if any, (ii) for the absence of complete footnotes, and (iii) in the case of the Interim Financial Statements, subject to normal year-end adjustments;

(d)	have been prepared in all material respects in accordance with GAAP consistently applied; and

(e)	present fairly, in all material respects, the assets and liabilities of the QNX Entities as at the respective dates of the Financial Statements all in accordance with GAAP, except (i) as disclosed in the notes to such Financial Statements, if any, (ii) the absence of complete footnotes, and (iii) in the case of the Interim Financial Statements, subject to normal year-end adjustments.

3.13	The inventory reflected on the Balance Sheet is in all material respects good and merchantable material, of a quality and quantity usable or saleable in the ordinary course of the Business and is carried on the Financial Statements in all material respects in accordance with GAAP.

3.14	Except as set forth in Schedule 3.14 of the Disclosure Letter, all accounts receivable reflected on the Balance Sheet are in all material respects (i) bona fide, and (ii) subject to an allowance for doubtful accounts that has been reflected on the Balance Sheet in accordance with GAAP and consistent with past practice collectible without set-off or counterclaim.

3.15	Except as set forth in Schedule 3.15 of the Disclosure Letter or as contemplated by this Agreement, since December 31, 2009, the Business and affairs of the QNX Entities have, in all material respects, been carried on and operated in the ordinary course.

3.16	Except as set forth in the Balance Sheet or in Schedule 3.16 of the Disclosure Letter, there are no Liabilities of any QNX Entity of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except for Liabilities for Taxes and Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2009 and which are not and would not reasonably be expected to be, individually or in the aggregate, material and adverse to the QNX Entities, taken as a whole, the Business or the results of operations of the Business. Schedule 3.16 sets forth a true and correct in all material respects list as of the date hereof of all (a) outstanding Debt of the QNX Entities and (b) Debt of any third parties (other than a QNX Entity) for which a QNX Entity is a guarantor.

3.17	From December 31, 2009 through the date hereof:

(a)	no dividend or other distribution of any kind has been declared or paid by any QNX Entity, and there has not been any repurchase, redemption or other acquisition by any QNX Entity of any outstanding shares of capital or other securities of, or other equity interests in, any QNX Entity;

(b)	except as set out in Schedule 3.17 of the Disclosure Letter, no capital expenditures or commitments therefor have been made by any QNX Entity in excess of $50,000;

(c)	Parent and/or the QNX Entities have maintained insurance on the assets of the QNX Entities as they were insured on December 31, 2009, except for omissions that would not materially adversely affect coverage;

(d)	there has been no result, occurrence, fact, change, event or effect that has had or would reasonably be expected to have a Material Adverse Effect;

(e)	except as set out in Schedule 3.17 of the Disclosure Letter, none of the QNX Entities or their Affiliates has paid or agreed to pay any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any Employee or director or officer of any of the QNX Entities except in the normal course of business consistent with past practice; none of the QNX Entities has increased the compensation paid or payable to any director, officer or management Employee except, with respect to Employees only, in the normal course of business consistent with past practice; none of the QNX Entities has granted any severance or termination pay to any Employee or director or officer of any of the QNX Entities, except, in the case of Employees, in the normal course of business consistent with past practice; none of the QNX Entities has entered into any employment deferred compensation or other similar arrangement (or any amendment to any such existing arrangement) with any Employee or director or officer of any of the QNX Entities except in the normal course of business consistent with past practice; and no material QNX Benefit Arrangement has been adopted or materially amended; and

(f)	there has not been:

(i)	any amendment of any right, privilege, restriction or condition attaching to any outstanding equity securities of any of the QNX Entities;

(ii)	any incurrence, assumption or guarantee by any of the QNX Entities of any indebtedness for borrowed money;

(iii)	any making of any loan, advance or capital contribution to or investment by any of the QNX Entities in any Person other than (A) in the ordinary course of business, or (B) not in excess of $100,000 in the aggregate;

(iv)	any Lien (other than Permitted Liens) incurred by any of the QNX Entities other than in the ordinary course of business; or

(v)	except as set out in Schedule 3.17, any cancellation of, material changes in, material amendment to or defaults on any material license agreements or joint venture agreements.

Company Assets

3.18	Except as set forth in Schedule 3.18 of the Disclosure Letter, the QNX Entities (either jointly, or any QNX Entity severally) have good and marketable title to all property and assets reflected on the Balance Sheet or acquired after March 31, 2010, free and clear of all Liens (except Permitted Liens). With respect to leased property and assets, each of the QNX Entities is in compliance in all material respects with such leases and holds a valid leasehold interest free of any Liens (except Permitted Liens). All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the QNX Entities to conduct their business are in good operating condition and repair, and are reasonably fit and usable for the purposes for which they are being used in each case in all material respects. This representation does not concern Owned Real Property, Leased Real Property or Intellectual Property Rights.

3.19	Except as set out in Schedule 3.19, the assets owned or leased by the QNX Entities, or the assets which they otherwise have the right to use, together with any services to be provided under the Transition Services Agreement, constitute all of the assets reasonably necessary to conduct the Business substantially as currently conducted by the QNX Entities on the date hereof.

Litigation and Suits

3.20	As of the date hereof, except as set out in Schedule 3.20 of the Disclosure Letter, none of the QNX Entities has notice of, or has been served with notice of, any actions, suits, judgments, investigations or proceedings and, to the knowledge of the Sellers, none are pending or, in the past two (2) years, have been threatened against, any of the QNX Entities or any Employee or director or officer of any of the QNX Entities (in his or her capacity as such) at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, court, board, bureau or other Governmental Authority. As of the date hereof, except as set out in Schedule 3.20 of the Disclosure Letter, none of the Sellers has notice of, or has been served with notice of, any actions, suits, judgments, investigations or proceedings and, to the knowledge of the Sellers, none are pending or, in the past two (2) years, have been threatened against, any of the Sellers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, court, board, bureau or other Governmental Authority that has had, or would reasonably be expected to have the effect of prohibiting or materially impairing the overall conduct of the Business as currently conducted by the QNX Entities.

3.21	As of the date hereof, there is no settlement, judgment, injunction, order or decree binding upon any of the QNX Entities that has had, or would have the effect of prohibiting or materially impairing any current business practice of any of the QNX Entities, any acquisition of property by any of the QNX Entities, or the overall conduct of the Business as currently conducted by the QNX Entities.

Material Contracts

3.22	(a)	Except for the agreements, contracts, plans, leases, arrangements or commitments set out in Schedule 3.22 of the Disclosure Letter (the “Material Contracts”), true and complete copies in all material respects of which have been made available to the Buyers, none of the QNX Entities is a party to or subject to:

(i)	any Lease providing for annual rentals in excess of $50,000;

(ii)	any contract (excluding (A) all purchase orders, sales orders, delivery orders and similar contracts, (B) contracts with accountants, legal advisors and payroll providers and (C) invoices for taxes, utilities and credit card charges) for the purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by any QNX Entity in excess of $100,000;

(iii)	any written agreement (excluding (A) any purchase orders, sales orders, delivery orders and similar agreements dating prior to July 1, 2008 and (B) any purchase orders, sales orders, delivery orders and similar agreements dated after July 1, 2008 that are for aggregate amounts not in excess of $250,000) between any QNX Entity and (I) a Material Customer or (II) a Seller or any of its Affiliates (other than a QNX Entity);

(iv)	any license agreement, support agreement, consulting agreement or engineering services agreement providing for annual payments to any of the QNX Entities in excess of $500,000;

(v)	any partnership, joint venture or other similar contract, arrangement or agreement;

(vi)	any contract relating to indebtedness for borrowed money or the deferred purchase price of real property (whether incurred, assumed, guaranteed or secured by any asset);

(vii)	any contract with publishers, distributors, resellers or localization or translation partners providing for annual payments to any of the QNX Entities in excess of $50,000; or

(viii)	any contract not otherwise covered above in this Section 3.22 that, if such contract were terminated, would have a Material Adverse Effect.

(b)	Each Material Contract is a valid and binding agreement of each QNX Entity that is a party thereto, and is in full force and effect, and none of the QNX Entities, nor, to the knowledge of the Sellers, any other party thereto, is in breach or default in any material respect under the terms of any Material Contract.

(c)	No party to any Material Contract has provided any written or, to the knowledge of Sellers, oral notice to terminate such Material Contract.

3.23	Except as set out in Schedule 3.23 of the Disclosure Letter, there are no provisions in any Material Contract under which any of the QNX Entities is restricted in any material respect from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any market or market segment.

3.24	Except as set out in Schedule 3.23 of the Disclosure Letter, there are no provisions for exclusive contracting with respect to goods and services or similar such provisions in any Material Contract.

3.25	Except as set out in Schedule 3.25 of the Disclosure Letter, there are no “most favoured nations” or similar such favourable pricing or commercial terms in any Material Contract.

3.26	None of the QNX Entities is a party to any agreement that by its terms explicitly entitles any distributor, reseller or agent to any payment in excess of $50,000 on termination, expiration or failure to renew such agreement by any contract.

3.27	Except as set out in Schedule 3.27 of the Disclosure Letter, none of the QNX Entities is subject to any agreement which immediately following the Closing Time would restrict or limit any QNX Entity’s right to incur, assume or guarantee any indebtedness for borrowed money or to sell, lease or transfer (by dividend or otherwise) any equity ownership interests of any of the QNX Entities.

3.28	Schedule 3.28 of the Disclosure Letter sets out a list of all insurance policies and fidelity bonds placed by any of the QNX Entities or any of the Sellers covering any of the assets, business, equipment, properties, operations, Employees, officers and directors of the QNX Entities. As of the date hereof, there is no claim by any of the QNX Entities or any of the Sellers pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums payable under all such policies and bonds necessary to maintain such policies and bonds in full force and effect to the limits of such policies and bonds have been paid, and each of the QNX Entities and the Sellers, as the case may be, is otherwise in compliance in all material respects with the terms and conditions of all such policies and bonds, except where the failure to comply would not result in loss of coverage or otherwise impair the ability of the QNX Entities to collect the full amount of the coverage under such policies. Unless otherwise set forth in Schedule 3.28 of the Disclosure Letter, such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since April 9, 2007 and as of the date hereof are in full force and effect. To the knowledge of the Sellers, as of the date hereof no written notice has been received threatening termination of, or a material premium increase with respect to, any of such policies or bonds.

3.29	Except as set out in Schedule 3.29 of the Disclosure Letter, each of the QNX Entities holds all licenses, permits, registrations or approvals issued by a Governmental Authority necessary for the conduct of the Business as currently conducted and the ownership and occupancy of its property and assets, except such licenses, permits, registrations or approvals the absence of which has not had or would not reasonably be expected to have a Material Adverse Effect (collectively, “Permits”). Except for such failures to be valid and in full force and effect as have not had or would not reasonably be expected to have a Material Adverse Effect, each Permit is valid and in full force and effect and no Permit will be terminated or become terminable as a result of the transactions contemplated hereby.

3.30	None of the QNX Entities is in default in any material respect under (i) any mortgage, loan agreement, indenture or evidence of indebtedness for borrowed money to which any QNX Entity is a party, or (ii) any judgment, order or injunction of any court, arbitrator or governmental body, agency, official or other Governmental Authority.

3.31	Except for Goldman, Sachs & Co., there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of any of the

Sellers or any of the QNX Entities who might be entitled to any fee or commission from any of the Buyers or any of the QNX Entities or any of their respective Affiliates upon consummation of the transactions contemplated by this Agreement, and any such fee or commission will be paid for solely by the Sellers.

3.32	Except as disclosed in Schedule 3.32 of the Disclosure Letter, there are no loans, leases or royalty agreements between any of the QNX Entities and any of the Sellers or any Affiliate of any of the Sellers (other than another QNX Entity).

3.33	To the knowledge of Sellers (in the case of clauses (a) and (b) only), as of the date hereof none of the current officers or directors of any of the QNX Entities: (a) has any material direct or indirect interest in any entity that does business with any of the QNX Entities; (b) has any direct or indirect interest in any material property, asset or right which is material and is used by any of the QNX Entities in the conduct of the Business; or (c) has any contractual relationship with any of the QNX Entities other than such relationships which occur from being an officer or director of any of the QNX Entities.

3.34	Since the date that is 180 days prior to the date of this Agreement (a) no Material Customer or Material Supplier has ceased to do business with the QNX Entities and (b) to the knowledge of the Sellers, no Material Customer or Material Supplier has threatened to terminate its relationship with the QNX Entities, which threat would reasonably be expected to result in such a termination.

Intellectual Property Rights

3.35	Schedule 3.35 of the Disclosure Letter sets forth a true and accurate description, in all material respects of: (i) all the patents, filed patent applications and draft patent applications (including provisional patent applications, utility patents, divisional patents, continuations, continuations in part, reissue, reexamination, and all similar patents and applications) throughout the world that relate to the Owned Software or other Technology that the QNX Entities own the Intellectual Property Rights to; (ii) registered trademarks, registered trade names, registered service marks and registered copyrights and any pending applications therefor, and domain names (including any pending applications) owned by any QNX Entity; (iii) the QNX Product Suite; and (iv) the Licensed IP other than Open Source Materials and COTS Software, provided that the QNX Entities shall not be required to list any trade secrets. The Sellers have made available to the Buyers true, correct and complete copies in all material respects of all available invention disclosure forms of the QNX Entities that relate to the Owned IP.

3.36	Except as set forth in Schedule 3.36 of the Disclosure Letter, the QNX Entities (either jointly, or any QNX Entity severally) exclusively hold all rights, title and interest in and to the Owned IP (excluding moral rights therein) with good and marketable title thereto free and clear of all third party rights, interests or other Liens, whether contingent or otherwise, and as to the moral rights in the QNX 6 generation of the QNX Software, waivers in favour of the QNX Entities, its successors and assigns, have been provided to the QNX Entities from all relevant third Persons other than employees of contractors.

3.37	Except as set forth in Schedule 3.37 of the Disclosure Letter:

(a)	the Owned IP and, to the knowledge of the Sellers, the Licensed IP, includes all of the Intellectual Property Rights necessary in order to enable the Business to be conducted substantially in the manner in which the Business is conducted on the date hereof;

(b)	Section 1.6 of Schedule 3.35 of the Disclosure Letter sets forth a description, in all material respects, of the Licensed IP, other than licenses of Open Source Materials and other than licenses of COTS Software. The licenses listed in Section 1.6 of Schedule 3.35 of the Disclosure Letter are in full force and effect, no QNX Entity is in material default under any such licenses, and, to the knowledge of the Sellers, no party to any of such licenses has exercised any termination rights with respect thereto;

(c)	to the knowledge of the Sellers, as of the date hereof, no QNX Entity is the subject of any pending or threatened action, suit, judgment, investigation, allegation or proceeding, and no QNX Entity has received any written notice in the past two (2) years in the case of trademarks, service marks, trade names, indicia, logos, and domain names, and since November 30, 2004 in the case of any other Intellectual Property Rights, in each case, that involves a claim of infringement, unauthorized use, or violation of any Intellectual Property Rights of any third Person, against any QNX Entity or that challenges the ownership or use rights by a QNX Entity of, or the validity or enforceability of, any Intellectual Property Right, whether Owned IP or Licensed IP, in connection with the Business;

(d)	in the past two (2) years in the case of trademarks, service marks, trade names, indicia, logos, and domain names, and since November 30, 2004 in the case of any other Intellectual Property Rights, no QNX Entity has made any written assertion or claim or is involved in any pending or, to the knowledge of the Sellers, threatened action, suit, judgment, investigation or proceeding alleging that any Person has infringed, violated, misused or misappropriated any Owned IP; and

(e)	all of each QNX Entity’s rights in respect of all of the Owned IP consisting of patents and copyrights are valid and enforceable.

3.38	Except as listed in Schedule 3.38 of the Disclosure Letter:

(a)	the Owned Software does not include and is not a derivative work of any third Persons’ Technology, other than Open Source Materials, except (i) for inclusions or derivative works that have been licensed to the QNX Entities for such use by such third Persons under their Intellectual Property Rights, or (ii) where the Intellectual Property Rights for such inclusions or derivative works have been assigned to the QNX Entities.

(b)	the unregistered Names that are Owned IP and currently used by the QNX Entities in the Business are not, to the knowledge of the Sellers, owned or registered in the name of, and the other Owned IP is not owned by or registered in the name of, any current owner other than a QNX Entity, or in the name of any former owner or current or former shareholder, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of any QNX Entity or other party, nor does any such person have any interest therein or right thereto, including but not limited to the right to royalty payments;

(c)	none of the Owned Software, the Owned IP (other than unregistered Names) or, to the knowledge of the Sellers, the conduct of the Business or the use of unregistered Names by the QNX Entities in the Business that are Owned IP materially infringes, misuses, misappropriates or otherwise violates the Intellectual Property Rights of any Person;

(d)	to the knowledge of the Sellers, the Licensed IP does not infringe, misuse, misappropriate or otherwise violate the Intellectual Property Rights of any Person;

(e)	each of the QNX Entities has the right to transfer, convey or assign to any Person without any consent of, waiver from or payment to any Person whatsoever, the full right, title and interest of such QNX Entity in the Owned IP (other than, with respect to enforcement rights in such Owned IP, as limited by Applicable Law) including the right to assign to any Person such QNX Entity’s right to transfer, convey or assign the Owned IP to another Person;

(f)	each QNX Entity has the exclusive right (subject to all formerly-granted and continuing non-exclusive rights granted to third Persons), and, to the extent permitted by Applicable Law, has the right to grant to others such exclusive or non-exclusive right, to use, modify, create derivative works of, publish, distribute, sublicense, and otherwise fully exploit the Owned Software and the Owned IP (other than unregistered Names) and, to the knowledge of the Sellers, to use, modify, create derivative works of, publish, distribute, sublicense, and otherwise fully exploit the unregistered Names that are Owned IP and are currently used by the QNX Entities in the Business in order to enable the Business to be conducted substantially in the manner in which the Business is conducted on the date hereof and to obtain and defend all Intellectual Property Rights therein; and

(g)	none of the QNX Entities is a party to any contract or commitment or is under any obligation to pay any royalty, license or other fee with respect to the use of Owned Software or the Owned IP.

3.39	The granting by the QNX Entities of the right or consent to author, create and own derivative works of the Owned Software or the Owned IP in the ordinary course of business has not had and would not reasonably be expected to have a Material Adverse Effect.

3.40	Except as listed in Schedule 3.40 of the Disclosure Letter, to the knowledge of the Sellers, there is no reason to believe that the QNX Entities would be unable to obtain issued patents for the pending patent applications listed in Schedule 3.35 of the Disclosure Letter. Except as described in Schedule 3.40 of the Disclosure Letter, or otherwise in the normal conduct of the Business, since November 30, 2004, none of the QNX Entities has taken or failed to take any action which would prejudice any registration, issuance or maintenance of the Owned IP, other than unregistered Names, including a failure to renew or to pay all necessary or required fees.

3.41	Except as listed in Schedule 3.41 of the Disclosure Letter, to the knowledge of the Sellers, each of the QNX Entities has the right to use, sublicense, Commercialize, register, and otherwise fully exploit the registered trademarks listed in Schedule 3.35 of the Disclosure Letter in the operation of the Business substantially in the manner in which such trademarks are used in the Business as conducted on the date hereof.

3.42	Except as listed in Schedule 3.42 of the Disclosure Letter, the QNX Entities have the full right and authority to Commercialize the Owned Software, the Owned IP (other than unregistered Names) and, to the knowledge of the Sellers, the Licensed IP and the unregistered Names that are Owned IP and used by the QNX Entities in the Business, substantially in the manner in which the Owned Software, Owned IP and Licensed IP are used in the Business as conducted on the date hereof, and the transactions contemplated by this Agreement, including the direct or indirect change of control of each of the QNX Entities, will not result in the termination of any QNX Entity’s rights, trigger any additional obligations or liabilities of any QNX Entity or otherwise adversely impact the QNX Entities’ full right and authority to Commercialize the Owned Software, the Owned IP (other than unregistered Names) and, to the knowledge of the Sellers, the Licensed IP and the unregistered Names that are Owned IP and used by the QNX Entities in the Business (including future development of the Owned Software) substantially in the manner in which the Owned Software, Owned IP and Licensed IP are used in the Business as conducted on the date hereof or violate the rights of any third party (including any Intellectual Property Rights or contractual rights, including any rights of exclusivity) by Commercializing the Owned Software or the Owned IP (other than unregistered Names) or, to the knowledge of the Sellers, by Commercializing the Licensed IP or the unregistered Names that are Owned IP and used by the QNX Entities in the Business, substantially in the manner in which the Owned Software, Owned IP and Licensed IP are used in the Business as conducted on the date hereof.

3.43	Except as listed in Schedule 3.43 of the Disclosure Letter, the Owned Software and, to the knowledge of the Sellers, the Licensed IP and the use, copying, development, publication, Commercialization, or other exploitation of the Owned Software, the Owned IP and, to the knowledge of the Sellers, the Licensed IP by the QNX Entities in the operation of the Business as conducted on the date hereof do not materially violate or infringe or constitute a misappropriation or misuse of the Intellectual Property Rights of any Person.

3.44	Except as listed in Schedule 3.44 of the Disclosure Letter, to the knowledge of the Sellers, the QNX Entities do not use, incorporate, include, or reference any registered third party trademarks, trade-names, indicia, logos, designs, service marks, and/or slogans in connection with the operation of the QNX Software or the Commercialization of the Company IP in the operation of the Business as conducted on the date hereof, in a manner that materially violates or infringes or constitutes a material misappropriation, misuse or dilution of the Intellectual Property Rights of any Person.

3.45	Except as listed in Schedule 3.45 of the Disclosure Letter, to the knowledge of the Sellers there is no claim, allegation, notice, demand, or statement of claim, or any other proceeding, dispute or action related to any revenues owing to any of the QNX Entities or related to the Commercialization of any Company IP by the QNX Entities that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.46	Except as listed in Schedule 3.46 of the Disclosure Letter, since November 30, 2004 none of the QNX Entities has received any offers or invitations from a third party to obtain a license to such third party’s Intellectual Property Rights, other than Intellectual Property Rights in trademarks, trade names, indicia, logos or domain names, for use in or with the Owned Software, in which such offer or invitation the third party claims that the absence of such license will violate its Intellectual Property Rights.

3.47	Except as set forth in Schedule 3.47 of the Disclosure Letter, to the knowledge of the Sellers, in the past three (3) years in the case of trademarks, service marks, trade names, indicia, logos, and domain names, and since November 30, 2004 for all other Intellectual Property Rights, no Person has materially infringed, misused or misappropriated Owned IP, and no Person is materially infringing, misusing or misappropriating Owned IP.

3.48	Except as listed in Schedule 3.48 of the Disclosure Letter, none of the QNX Entities is obligated to provide, and has not entered into any other agreements or transactions that are conditional upon providing, future enhancements, features not presently available on, or other enhancements in respect of its Software or other product of the QNX Entities in each case with a value in excess of $500,000.

3.49	The QNX Entities have made available to the Buyers copies of (i) all current design plans that have received at least Gate 0 approval, and (ii) all current error logs with respect to the current release of the QNX 6 generation of the QNX Software.

3.50

Except as listed in Schedule 3.50 of the Disclosure Letter, each Developer who became an employee of any QNX Entity after November 30, 2004, and each employer of Developers who are not QNX Employees who has entered into an agreement with any QNX Entity after November 30, 2004 (a) has executed an agreement containing non-disclosure and confidentiality obligations prior to providing services to any of the QNX Entities and has, in the case of any Developer who is an employee of any QNX Entity, irrevocably waived in writing his or her respective moral rights in and to the Owned Software and, in the case of any employer of Developers who are not QNX employees, has agreed to obtain such waivers of its employees’ respective moral rights in and to the Owned Software; and (b) was either (i) a full-time employee of a QNX Entity employed as a software programmer and was not employed by any third party, who did not incorporate any previously existing work product or other materials proprietary to the Developers or any third party (except pursuant to a license with a QNX Entity permitting same) and who validly assigned his or her Intellectual Property Rights (and assigned or waived all related rights) in the Owned Software to the QNX Entities pursuant to a written and signed agreement, or (ii) a contractor who assigned its Intellectual Property Rights in the Owned Software to the QNX Entities pursuant to a written agreement, and to the knowledge of the Sellers no further consent, assignment or other action is required for the employees’ or contractors’ Intellectual Property Rights to be assigned to, transferred to, or otherwise fully vested in the QNX Entities.

3.51	The Disclosure Letter accurately describes in:

(a)	Schedule 3.51(a), all QNX Software that the QNX Entities have decided to, and have been authorized to, distribute and license for business reasons as Open Source Materials; and

(b)	Schedule 3.51(b), all Open Source Materials incorporated into, integrated or combined with, or distributed in conjunction or for use with, the QNX 6 generation of the QNX Software;

and for each such use of Open Source Materials sets forth: (x) the applicable component of the QNX Software; (y) the name of the applicable license, which may be incorporated by reference using an Internet link where applicable; and (z) to the extent known by the QNX Entities, the copyright notice of the Open Source Materials.

3.52	To the knowledge of the Sellers, all use, modification, distribution and licensing by the QNX Entities of Open Source Materials has been done in all material respects accordance with the terms of the applicable license(s) for such Open Source Materials, and, except as disclosed on Schedule 3.52 of the Disclosure Letter, no such use, modification, distribution or licensing will make the Owned Software or the Owned IP (or any material portion thereof) subject to a license for Open Source Materials (including claims of infringement in connection with such license), or subject to Reciprocal Requirements, or otherwise result in a material loss or impairment of any of the QNX Entities’ rights to Commercialize the Owned Software or the Owned IP in substantially the manner in which the Owned Software and the Owned IP are used in the Business as conducted on the date hereof.

3.53	Except as listed in Schedule 3.53 of the Disclosure Letter:

(a)	Except to the extent derived from the Licensed IP as duly authorized pursuant to a relevant and valid license relating to the Licensed IP, the QNX Software neither contains nor embodies nor uses any third party Technology (including development tools and utilities) or Licensed IP in a manner that would materially infringe any third Person’s Intellectual Property Rights; and

(b)	the Owned Software and, to the knowledge of the Sellers, the Software licensed as Licensed IP contain all material Technology, other than Open Source Materials and COTS Software, necessary to continue to Commercialize and maintain the QNX Software in order to enable the Business to be conducted substantially in the manner in which the Business is conducted on the date hereof.

3.54	Except as disclosed in Schedule 3.54 of the Disclosure Letter, to the knowledge of the Sellers none of the Licensed IP or Open Source Materials create any obligations that would require the Owned IP or the Owned Software to be licensed to or licensed back to any third party in a manner that would materially detract from the Commercialization of the Owned Software or the Owned IP.

3.55	Except as disclosed in Schedule 3.55 of the Disclosure Letter, object code versions of the QNX Software have been provided by the QNX Entities to customers only pursuant to written license agreements with the QNX Entities.

3.56	Since November 30, 2004, except as listed in Schedule 3.56 of the Disclosure Letter: (a) all customers of the QNX Entities with installed QNX Software and, to the knowledge of the Sellers, all commercial end user customers of the QNX Entities with installed QNX Software, have accepted and have not rejected such Software; and (b) there are no outstanding or disputed claims against any QNX Entity by any customer of the QNX Entities with installed QNX Software or, to the knowledge of the Sellers, by any end user with installed QNX Software.

3.57	Schedule 3.57 of the Disclosure Letter sets forth a description of all Published Source Code that is true and complete in all material respects. Except as listed in Schedule 3.57 of the Disclosure Letter, none of the Unpublished Source Code for any QNX Software has been delivered or made available to any Person other than a Related Party and the QNX Entities have not agreed to or undertaken to or in any other way promised to provide such Unpublished Source Code to any such Person. Each Person identified in Schedule 3.57 of the Disclosure Letter, including any subcontractor of any QNX Entity, is subject to non-disclosure and confidentiality obligations that will not be affected by any direct or indirect change of control of any of the QNX Entities.

3.58	Except as listed in Schedule 3.58 of the Disclosure Letter, there are no customers, distributors or any other Persons: (a) entitled to be or that have been enrolled as a beneficiary under a technology escrow or other similar arrangement with respect to the Source Code versions of any QNX Software; or (b) except pursuant to the terms of use posted on the Internet website http://www.foundry27.com, a true and correct copy of which is included in Schedule 3.58 of the Disclosure Letter, or to a license agreement consistent with industry standards in the embedded software marketplace for the distribution of proprietary software with a QNX Entity with respect to Published Source Code only, entitled to receive or have received more than an insignificant amount of the Source Code versions of any QNX Software or any material benefits or entitlements of any kind or nature in respect thereof or related thereto (including receiving such Source Code versions of any QNX Software as a result of an event (including a direct or indirect change of control of any of the QNX Entities, bankruptcy of any of the QNX Entities, failure to provide support or maintenance, or fulfillment of other conditions), upon request or otherwise) under an escrow arrangement.

3.59	Except as set out in Schedule 3.59 of the Disclosure Letter, no third Person shall become entitled to any portion of the Unpublished Source Code or any additional Intellectual Property Rights of any of the QNX Entities solely as a result of this Agreement or the other transactions contemplated by this Agreement.

3.60	Except as listed in Schedule 3.60 of the Disclosure Letter, no distributors, sales agents, representatives or other persons, including any VAR or OEM resellers identified in Schedule 3.61 of the Disclosure Letter: (a) have the right to use, market, sublicense or support any QNX Software on an exclusive basis, or (b) are entitled to any payment on termination, expiration or failure to renew such agreement pursuant to any contract.

3.61	Schedule 3.61 of the Disclosure Letter lists all material licenses and reseller, distribution, maintenance, support, development and services agreements and all other agreements, in each case to the extent executed in writing or in standard form (in the case of standard-form contracts that do not permit negotiation), between any of the QNX Entities and users of QNX Software, copies of each of which have been made available to the Buyers.

3.62	None of the QNX Entities is in material breach of any of its obligations under the agreements listed in Schedule 3.61 of the Disclosure Letter.

3.63	Schedule 3.63 of the Disclosure Letter is a complete, true and accurate list of all the critical issues relating to the current release of the QNX 6 generation of the QNX Software as of the date hereof in the reasonable judgment of the persons listed on such Schedule. Except as indicated in Schedule 3.63 of the Disclosure Letter, the QNX Entities have fully resolved all such critical issues in all material respects.

3.64	Since November 30, 2004 no material custom Software code developed for any third party, pursuant to a services engagement or installation of Software, has been incorporated into the QNX Software, except in cases where the Intellectual Property Rights for such custom Software code have been retained by or assigned to the QNX Entities and where any underlying background Intellectual Property Rights in the Technology have been licensed to the QNX Entities for such use.

3.65	With respect to the QNX 6 generation of the QNX Software (and, in the case of clause (c) below, solely with respect to the current release of the QNX 6 generation of the QNX Software):

(a)	the QNX Entities maintain machine readable master-reproducible copies, Source Materials, technical documentation and user manuals for the most current releases or versions of such Software and for all earlier releases or versions of such Software currently being supported by the QNX Entities;

(b)	in each case, the machine-readable copy of such Software identified in Exhibit 4(A) of Schedule 3.35 of the Disclosure Letter compiles from the corresponding Source Code; and

(c)	Except as set forth in error logs made available to Buyers, including the critical issues list in Schedule 3.63 of the Disclosure Letter, such Software, when used in accordance with the associated documentation (including but not limited to developer documentation, applicable reference specifications, read-me files, installation notes, release notes and customer bulletins) on a “Reference Platform” identified in Exhibit 4(C) of Schedule 3.35, operates substantially in accordance with such documentation without material operating defects.

3.66	Since November 30, 2004, except as listed in Schedule 3.66 of the Disclosure Letter, all current and former customers and end users of the QNX Entities have received the QNX Software pursuant to end user license terms consistent with industry standards in the embedded software marketplace for the distribution of proprietary software applicable to such Owned Software substantially the same as set forth in Schedule 3.66 of the Disclosure Letter (the “EULA”).

3.67	All United States government customers and all end users of the QNX Entities listed in Schedule 3.67 of the Disclosure Letter since November 30, 2004, have been provided notice that the QNX Software is a “commercial item,” as that term is defined in 48 C.F.R. 2.101 (Oct. 1995), consisting of “commercial computer software” and “commercial computer software documentation,” as such terms are used in 48 C.F.R. 12.212 (Sept. 1995), and is subject to the restrictions of United States Federal Acquisition Regulations (“FAR”) 12.212(a) (1995), 52.227-19 and 52.227-14 (ALT III) and Defense Federal Acquisition Regulation Supplement (“DFARS”) 227.7202-1(a) and 227.7202-3(a) (1995) and 252.227-7013(c)(1)(ii) (OCT 1988), as applicable, or notice of similar effect.

3.68	Each of the QNX Entities has in all material respects adequately maintained all trade secret rights in, and has adequately maintained the confidentiality of, the Unpublished Source Code.

3.69	None of the QNX Entities has materially breached any non-disclosure or confidentiality agreement with respect to Intellectual Property Rights between any of the QNX Entities and any third Person and, to the knowledge of the Sellers, no third Person has breached any non-disclosure or confidentiality agreement with respect to Intellectual Property Rights between any of the QNX Entities and any third Person.

3.70	Except as set out in Schedule 3.70 of the Disclosure Letter, no (a) government funding or (b) facilities of a university, college, other educational institution, or research center were used in the development of the Owned Software or the Owned IP.

3.71

None of the QNX Entities has taken any action or made any omission in material violation of any Applicable Laws governing imports into or exports from Canada or the United States, or relating to economic sanctions or embargoes, including the Customs Act (Canada), the Customs Tariff Act (Canada), the Export and Import Permits Act (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada), the United States Export Administration Regulations and the Arms Export Control Act (United States) or any regulation, order, ruling, decision, judgment, injunction or decree of any Canadian or U.S. Governmental Authority issued pursuant thereto. Except as set forth in Schedule 3.71 of the Disclosure Letter, to the knowledge of the Sellers, none of the QNX Entities has taken any action or made any omission in material violation of any

Applicable Laws governing imports into or exports from any country other than Canada or the United States, or relating to economic sanctions or embargoes under the Laws of any country other than Canada or the United States, or any regulation, order, ruling, decision, judgment, injunction or decree of any Governmental Authority issued pursuant thereto.

3.72	Except as set forth in Schedule 3.72 of the Disclosure Letter, all permits, exemptions, or licenses required of the QNX Entities to import, use and distribute the QNX Software have been obtained for Canada and the United States and, to the knowledge of the Sellers, for all other countries to or in which any of the QNX Entities currently sells or distributes such Software.

3.73	None of the QNX Software constitutes U.S.-origin technology pursuant to the Export Administration Regulations of the United States of America.

Taxes

3.74	Except as would not have or reasonably be expected to have a Material Adverse Effect, and except as disclosed in Schedule 3.74 of the Disclosure Letter, each of the QNX Entities has duly filed in a timely manner all Tax Returns with the appropriate Tax Authority with which it is required to file under any Applicable Laws and has duly completed and has correctly reported all income and other amounts and information required to be reported thereon and all such Tax Returns are complete and correct and have been prepared in compliance with all Applicable Laws.

3.75	Except as would not have or reasonably be expected to have a Material Adverse Effect, and except as disclosed in Schedule 3.75 of the Disclosure Letter, each of the QNX Entities has duly and timely paid all Taxes due and owing by it (whether or not such Taxes are shown or required to be shown on a Tax Return) including all installments or estimated payments on account of Taxes for the current year that are due and payable by it and has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employee, shareholder, creditor, non-resident person or other third party, the amount of all Taxes required by any Applicable Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Authority.

3.76	Except as would not have or reasonably be expected to have a Material Adverse Effect, none of the QNX Entities has requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (a) within which to file any Tax Return covering any Taxes for which it may be liable; (b) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (c) within which such QNX Entity is required to pay or remit any Taxes or amounts on account of Taxes; or (d) within which any Tax Authority may assess or collect Taxes for which such QNX Entity is or may be liable.

3.77	Except as disclosed in Schedule 3.77 of the Disclosure Letter, and except as would not have or reasonably be expected to have a Material Adverse Effect, there are no actions,

suits, proceedings, investigations, audits or claims now pending or threatened in writing, against any of the QNX Entities in respect of any Taxes and there are no matters under discussion, audit or appeal with any Tax Authority relating to Taxes.

3.78	Except as would not have or reasonably be expected to have a Material Adverse Effect, no claim has been made in the past three (3) years by a Tax Authority in a jurisdiction where the QNX Entities did not file Tax Returns that any QNX Entity is or may be subject to Taxes assessed by such jurisdiction or a filing requirement in that jurisdiction.

3.79	Except as would not have or reasonably be expected to have a Material Adverse Effect, none of the QNX Entities is a party to or bound by any Tax allocation or Tax sharing agreement that will survive, with respect to such QNX Entity, the Closing.

3.80	Except as would not have or reasonably be expected to have a Material Adverse Effect, there are no Liens for Taxes (other than Permitted Liens) upon the assets of any of the QNX Entities.

3.81	Except as disclosed in Schedule 3.81 of the Disclosure Letter, all material transactions between each QNX Entity that is a tax resident of the United States, Canada, Germany or Japan and any non-resident person resident in the United States, Canada, Germany, or Japan with whom it was not dealing at arm’s length were conducted at arm’s length prices under the Applicable Laws of the United States, Canada, Germany or Japan, as the case may be, and each QNX Entity has made or obtained records or documents supporting these prices sufficient to meet all Applicable Laws of the United States, Canada, Germany or Japan, as the case may be.

3.82	Except as would not have or reasonably be expected to have a Material Adverse Effect, none of the QNX Entities has any Liability for Taxes of another person (other than any Liability for Taxes of Parent or any of its subsidiaries (including the QNX Entities) under Treasury Regulations Section 1.1502-6 or any comparable rule of State, local or foreign law) (a) as a successor or transferee or (b) under any contract or indemnity.

3.83	Except as listed in Schedule 3.83 of the Disclosure Letter, and except as would not have or reasonably be expected to have a Material Adverse Effect, each of the QNX Entities has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation to be charged, collected or remitted by it, on any sale, supply or delivery whatsoever, made by such QNX Entity.

3.84	Except as would not have or reasonably be expected to have a Material Adverse Effect, none of Sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any Canadian province, have applied or will apply with respect to any of the QNX Entities at any time up to and including the Closing Date.

3.85

At no time during the period that ends at the Closing Time and begins 60 months prior to the Closing Date have either the QSSC Shares or the Wavemaker Shares (or any shares of any predecessor companies) derived (nor will they derive between the date hereof and the Closing Date) more than 50% of their fair market value directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada,

(b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of, or interests in, or, for civil law purposes, rights in, property described in any of clauses (a) to (c) of this Section 3.85, whether or not the property exists, (all within the meaning of and for purposes of the Tax Act).

3.86	Notwithstanding any other provision, it is agreed and understood that (a) the only representations and warranties of the Sellers relating to Taxes are the representations and warranties contained in Sections 3.74 to 3.85 (the “Tax Representations”) and (b) Sellers do not make any representations and warranties as to the amount, quality or nature of Tax basis, net operating loss, credits, earnings and profits or other Tax Assets or benefits that may exist at any time in or with respect to the QNX Entities, and shall not be required under any provision of this Agreement to be responsible for, pay or cause to be paid in respect of, indemnify for or hold any person harmless against the absence or loss thereof.

Employees, Employee Benefits and Independent Contractors

3.87	Sellers have provided the Buyers with a true and complete, in all material respects, list of (a) the names, job titles, length of service, annual base salary or hourly wage rate, commission or bonus entitlements (if any), place of employment, legal employer, and annual vacation accrual of all Employees as of the date hereof; (b) whether any such Employees are, as of March 15, 2010, on an approved or statutory leave of absence, and if so, the reason for such absence and expected date of return; and (c) all material employee handbooks and/or other manuals relating to such Employees, true and complete copies of which have been made available to the Buyers.

3.88	Schedule 3.88 of the Disclosure Letter lists each material Benefit Arrangement that is not a QNX Benefit Arrangement that covers any Employee and each QNX Benefit Arrangement and true and complete copies (or, with respect to Benefit Arrangements in the United States, descriptions) of each such Benefit Arrangement and QNX Benefit Arrangement have been made available to the Buyers. Schedule 3.88 of the Disclosure Letter separately identifies each Benefit Arrangement that is sponsored or maintained directly by the QNX Entities, or with respect to which the QNX Entities would reasonably be expected to have material post-Closing Date liability (each, a “QNX Benefit Arrangement”). Notwithstanding the foregoing, Schedule 3.88 of the Disclosure Letter does not list individual employment agreements of Employees employed outside the United States, true and complete copies in all material respects of which have been made available to the Buyers.

3.89	With respect to the Employees and the former employees of each of the QNX Entities, there are no employee post-employment life insurance, medical or health plans in effect and no Benefit Arrangement provides health and medical benefits after termination of employment except as required by Applicable Law, in all cases, other than post-termination coverage for periods of less than three (3) years pursuant to employment agreements, severance programs, or COBRA (or similar non-US regulatory scheme) requirements, except as set forth on Schedule 3.89 of the Disclosure Letter.

3.90	All contributions and payments required to have been paid under each QNX Benefit Arrangement (including contributions and payments required to have been paid by Parent or its Affiliates), have been paid. Except as set out in Schedule 3.90 of the Disclosure Letter, there has been no material (i) amendment to, (ii) written interpretation of, (iii) announcement (whether or not written) by any of the QNX Entities relating to, or (iv) change in employee participation or coverage under, any QNX Benefit Arrangement that would reasonably be expected to increase materially the expense of maintaining such QNX Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended prior to the date hereof.

3.91	No Employee will become entitled to any bonus, retirement, change of control payment, severance or similar benefit or enhanced benefit as a result of the transactions contemplated by this Agreement or the Transaction Documents.

3.92	To the knowledge of the Sellers, each QNX Benefit Arrangement has been administered in all material respects in accordance with its terms and each of the QNX Entities and Parent and its Affiliates (other than the QNX Entities), as applicable, have in all material respects met their obligations with respect to each QNX Benefit Arrangement and made all required contributions thereto. To the knowledge of the Sellers, each QNX Benefit Arrangement is in material compliance with all Applicable Laws. Except as would not reasonably be expected to result in material liability to the QNX Entities, all filings and reports as to each QNX Benefit Arrangement required to have been submitted to any Governmental Authority have been submitted on or before their due date (including extensions). To the knowledge of Sellers, each QNX Benefit Arrangement is exempt from or in compliance with Section 409A of the Code.

3.93	To the knowledge of Sellers, no act or omission has occurred and no condition exists with respect to any QNX Benefit Arrangement that would reasonably be expected to subject any of the QNX Entities to (i) any material fine or penalty, (ii) any material contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any QNX Benefit Arrangement, or (iii) that would constitute a prohibited transaction that would subject the QNX Entities to an excise tax under Section 4975 of the Code.

3.94	Each of the QNX Entities is in material compliance and has materially complied with all other Applicable Laws in relation to the employment or engagement of all Employees and consultants of each QNX Entity, as applicable, including work visas and immigration laws and regulations.

3.95	None of the QNX Entities:

(a)	is a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting Employees;

(b)	is currently engaged in any collective labour negotiation;

(c)	is a party to any material application, complaint or other material proceeding under any statute related to collective bargaining agreements;

(d)	has, since June 30, 2008, experienced any material strikes, grievances, claims of unfair labour practices or similar disputes in connection with any Employee; or

(e)	has, since June 30, 2008, engaged in any material labour practice that has been determined to be “unfair” or otherwise in contravention of Applicable Laws and none of the QNX Entities is aware of any pending or threatened complaint regarding any alleged unfair labour practices.

Related Party Arrangements

3.96	No officer or director of any QNX Entity or, to the knowledge of the Sellers, any immediate family member or Affiliate of any officer or director of any QNX Entity is a party to any agreement (whether oral or written) with the QNX Entities, other than employment, benefit, indemnification or other agreements entered into in connection with such officer’s or director’s position as a director or officer of a QNX Entity.

Real or Immovable Property

3.97	Schedule 3.97 of the Disclosure Letter contains the municipal address of all Owned Real Property, together with the name of the QNX Entity that is the owner thereof. QSSC has good and marketable title in fee simple to, and is the beneficial owner of, the Owned Real Property and the QNX Entities have the right to use or occupy all Leased Real Property pursuant to a lease, sublease, license or other agreement, in each case free and clear of all Liens, except for Permitted Liens.

3.98	Schedule 3.98 of the Disclosure Letter contains the municipal address of all Leased Real Property, together with the name of the QNX Entity that is the tenant thereof.

3.99	Correct and complete copies, in all material respects, of the Leases disclosed in Schedule 3.98 of the Disclosure Letter have been made available to the Buyers.

3.100	The buildings and other structures located on the Owned Real Property and the operation and maintenance thereof, as now operated and maintained, comply in all material respects with Applicable Laws; and such buildings and other structures are generally in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted; none of such buildings or other structures encroaches upon any land not owned or leased by a QNX Entity in a manner which materially impairs the use of such real property for the purpose for which it is presently being used or materially impairs the ordinary conduct of the Business; and there are no restrictive covenants or other Applicable Laws which materially restrict or prohibit the use of the Owned Real Property or the buildings or structures located thereon for the purposes for which they are presently being used or materially impair the ordinary conduct of the Business, other than Permitted Liens.

3.101	The Premises which are the subject of the Leases and the operation and maintenance of such Premises, as now operated and maintained, comply in all material respects with Applicable Laws; and such Premises are generally in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted.

3.102	To the knowledge of the Sellers, all Leases for the Leased Real Property under which any of the QNX Entities is a lessee or sublessee are in full force and effect and are enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally, and the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction. There are no expropriation or similar proceedings, actual or threatened, of which the Sellers or any of the QNX Entities have received written notice against the Owned Real Property or the Leased Real Property, or any part thereof.

Environmental

3.103	Except as disclosed on Schedule 3.103 of the Disclosure Letter, and except for any matters that have not and would not reasonably be expected to have a Material Adverse Effect, the Business, property and assets of the QNX Entities are in compliance with all Environmental Laws and, to the knowledge of the Sellers, there does not exist any fact or facts that would give rise to non-compliance with any Environmental Law that would reasonably be expected to have a Material Adverse Effect.

3.104	There are no Permits under any Environmental Law that are necessary for the conduct of the Business as currently conducted, except such licenses, permits, registrations or approvals the absence of which has not had or would not reasonably be expected to have a Material Adverse Effect (collectively, “Environmental Permits”). Each Environmental Permit is valid and in full force and effect, except for such failures to be valid and in full force and effect as have not had or would not reasonably be expected to have a Material Adverse Effect.

3.105	None of the QNX Entities has used any of the Owned Real Property or the Leased Real Property, or permitted such Owned Real Property or the Leased Real Property, to be used to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce, process or Release any Hazardous Substance in violation of any Environmental Laws, except for such violations as have not and would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Sellers, the Owned Real Property and the Leased Real Property, for so long as they have been owned or leased by the QNX Entities, have not been used for or been designated as a waste disposal site. To the knowledge of the Sellers, since the later of (x) November 30, 2004 and (y) the date on which the Sellers commenced occupancy, to the date hereof there has been no Release of any Hazardous Substance in violation of any Environmental Laws to any of the Owned Real Property or Leased Real Property that has had or would reasonably be expected to have a Material Adverse Effect.

3.106	Since November 30, 2004 to the date hereof, none of the QNX Entities has been convicted of an offence or been subjected to any judgment, injunction or other proceeding or been fined or otherwise sentenced for non-compliance with any Environmental Laws, and none of the QNX Entities has settled any prosecution or other proceeding short of conviction in connection therewith.

3.107	Except as set forth on Schedule 3.107 of the Disclosure Letter, to the knowledge of the Sellers, there are no conditions that directly or indirectly relate to the soil, the groundwater or indoor air quality at, on, in or below the Owned Real Property that would adversely affect the QNX Entities, taken as a whole, in a material manner.

Compliance with Laws, Money Laundering and Corrupt Practices

3.108	Except as set forth on Schedule 3.108 of the Disclosure Letter, each of the QNX Entities is in material compliance with all Applicable Laws, including Applicable Privacy Laws, except for such noncompliance the existence of which has not had, or would not reasonably be expected to have, a Material Adverse Effect.

3.109	Since November 30, 2004, the operations of the QNX Entities have been conducted in all material respects in compliance with financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorism Financing Act (Canada), and Sellers have instituted and maintain policies and procedures reasonably designed to ensure such continued compliance with such law.

3.110	Since November 30, 2004, the QNX Entities have not made any payment and, to the knowledge of the Sellers, no officer, director or employee of any of the QNX Entities has made any payment on behalf of any of the QNX Entities in violation of the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (U.S.), and Sellers have instituted and maintain policies and procedures reasonably designed to ensure continued compliance with such laws, and the said policies and procedures have been implemented by the Sellers with respect to the QNX Entities.

Miscellaneous

3.111	To the knowledge of the Sellers, no representation or warranty of any of the QNX Entities contained in this Agreement, and no statement contained in the Disclosure Letter or any certificate provided to the Buyers pursuant to this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. All responses by the Sellers and the QNX Entities to the Buyers’ inquiries concerning the Business and the QNX Entities during Buyer’s due diligence investigation have been made in good faith with no intent to mislead the Buyers. The Sellers and the QNX Entities have not withheld from the Buyers any material facts existing as of the date hereof concerning any of the QNX Entities or their respective assets or liabilities during the Buyer’s due diligence investigation with the intent of misleading the Buyers for the purpose of inducing the Buyers to enter into this Agreement and consummate the transactions contemplated herein. To the knowledge of the Sellers, all documents delivered to the Buyers or made available to the Buyers in the electronic dataroom maintained by the Sellers are true, accurate and complete copies in all material respects of the documents they purport to be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

AND THE GUARANTOR

Each of the Buyers and the Guarantor hereby jointly and severally represents and warrants to the Sellers that:

4.1	Organization and Existence. Each of the Buyers and the Guarantor is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

4.2	Corporate Authorization. Each of the Buyers and the Guarantor has all requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and the Transaction Documents and the completion of the transactions contemplated by this Agreement and the Transaction Documents have been duly and validly authorized by all necessary corporate action on the part of each of the Buyers and the Guarantor and no other corporate or shareholder approvals are required on the part of any of the Buyers or the Guarantor to authorize this Agreement or the Transaction Documents or to consummate the transactions contemplated by this Agreement or the Transaction Documents.

4.3	Enforceability. This Agreement has been duly executed and delivered by each of the Buyers and the Guarantor and constitutes a legal, valid and binding obligation of each of the Buyers and the Guarantor, enforceable against each of the Buyers and the Guarantor in accordance with its terms, subject to bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally, and the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction. At the Closing Time, each of the Transaction Documents to which a Buyer or the Guarantor is a party will be duly executed and delivered by such Buyer or Guarantor and will constitute, when executed, a legal, valid and binding obligation of such Buyer or the Guarantor, enforceable against such Buyer or the Guarantor in accordance with its terms, subject to bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally, and the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court of competent jurisdiction.

4.4

Non-Contravention. The execution, delivery and performance of this Agreement and each of the Transaction Documents, and the consummation of the transactions contemplated by this Agreement and the Transaction Documents, do not and will not: (a) conflict with, violate or result in a breach of, any of the provisions of the certificate of incorporation, articles of incorporation or by-laws of the Buyers or the Guarantor, or (b) contravene or result in a violation of (i) any Applicable Law or (ii) any agreement to which the Buyers or the Guarantors is a party, in each case in respect of this clause (B), that would prevent or significantly impede the purchase of the Shares by the Buyers or the completion of the other transactions contemplated by this Agreement and the Transaction Documents.

4.5	Consents and Approvals. Except for CFIUS Approval and Competition Act Approval, no consent, waiver, authorization or approval of, or notice or declaration to, or filing or registration with, any Governmental Authority or other Person is required by any of the Buyers or the Guarantor in connection with the execution, delivery and performance of this Agreement or the Transaction Documents or the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

4.6	Absence of Restraints; Compliance with Laws.

(a)	To the knowledge of the Buyers and the Guarantor, there exist no facts or circumstances relating to the Buyers or the Guarantor (except for the consents, waivers, authorizations, approvals, filings and registrations contemplated by Section 3.7) that would reasonably be expected to materially impair or delay the ability of any of the Buyers or the Guarantor to consummate the transactions contemplated by, or to perform its obligations under, this Agreement and the Transaction Documents.

(b)	Each of the Buyers and the Guarantor are in material compliance with all Applicable Laws, except for such noncompliance the existence of which would not reasonably be expected to materially impair or delay the ability of any of the Buyers or the Guarantor to consummate the transactions contemplated by, or to perform its obligations under, this Agreement and the Transaction Documents.

4.7	Securities Matters. The Shares are being acquired by the Buyers for their own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Shares or any interest in them. The Buyers have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Shares, and the Buyers are capable of bearing the economic risks of such investment, including a complete loss of their investment in the Shares. The Buyers acknowledge that the Shares have not been registered under any United States, Canadian or other federal, state or provincial securities Laws, and understand and agree that they may not sell or dispose of any of the Shares except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder and in compliance with applicable federal, state or provincial securities Laws. The Buyers acknowledge and agree that they (a) have had an opportunity to discuss the business and affairs of the QNX Entities with the Sellers and the management of the Companies, and (b) have had reasonable access to (i) the books and records of the QNX Entities made available to them and (ii) the electronic dataroom maintained by the Sellers for purposes of the transactions contemplated by this Agreement (without acknowledging that such books and records or any of the materials in such electronic dataroom are complete and accurate).

4.8	Financial Ability. On the date hereof and on the Closing Date, the Buyers have and will have funds on hand sufficient to pay the Purchase Price and otherwise to consummate the transactions contemplated hereby and by the other Transaction Documents.

4.9	No Brokers or Finders. Neither the Guarantor, any of the Buyers nor any of their Affiliates has engaged any broker, finder or other such intermediary, and has not acted in such capacity, in connection with the sale of the Shares and the transactions contemplated by this Agreement and neither the Guarantor, any of the Buyers nor any of their Affiliates is under any obligation to pay, or is entitled to receive, any broker or finder fee, commission or similar payment in connection with such transactions.

ARTICLE V

COVENANTS

5.1	Reasonable Efforts. Subject to the terms and conditions of this Agreement and subject to and in accordance with Applicable Law, each of the Sellers and the Buyers agrees to use its commercially reasonable efforts to (a) promptly take, or cause to be taken, all actions reasonably necessary, proper or advisable and (b) assist and cooperate with the other parties in doing all things reasonably necessary, proper or advisable, in each case, to consummate and make effective, as soon as reasonably practicable, the Closing and the other transactions contemplated by this Agreement and the Transaction Documents, including, the satisfaction of such party’s respective conditions set forth in Article VII; provided that in no event shall the Sellers or their respective subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement and the Transaction Documents under any contract or agreement.

5.2	Notices of Certain Events. The Sellers shall promptly notify the Buyers, and the Buyers shall promptly notify the Sellers of:

(a)	any notice or other communication from any Person received by it or its Affiliates alleging that the consent of such Person or its Affiliates is or may be required in connection with the transactions contemplated by this Agreement or the Transaction Documents;

(b)	any written communication, or any material oral communication, from any Governmental Authority in connection with the transactions contemplated by this Agreement or the Transaction Documents;

(c)	any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of such party, threatened, that relate to or involve the QNX Entities or the transactions contemplated by this Agreement or the Transaction Documents;

(d)	any of the QNX Entities entering into any employment deferred compensation or other similar arrangement (or amending any such existing arrangement) with any Employee or director or officer of any of the QNX Entities; and

(e)	the adoption or amendment of any QNX Benefit Arrangement.

In addition, and subject to Applicable Law, the Sellers shall promptly notify the Buyers of any material event occurring at a QNX Entity outside the ordinary course of business of which the persons set forth on Schedule 5.2 of the Disclosure Letter actually become aware. Parent will instruct the Chief Executive Officer, Chief Financial Officer and General Counsel of QSSC to inform them of any material event occurring at a QNX Entity outside the ordinary course of business of which they actually become aware.

5.3	Public Statements. No public announcement or statement concerning the transactions contemplated by this Agreement or the Transaction Documents shall be made by the Sellers or any of their Affiliates without the prior written consent of the Buyers (such consent not to be unreasonably withheld or delayed) nor by the Buyers or any of their Affiliates without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed) unless such disclosure is consistent with other disclosure previously approved by the other party or otherwise made in accordance with this Section 5.3 or is required by Applicable Laws or the applicable rules of any national stock exchange. If such disclosure is so required, the party required to make such disclosure shall use commercially reasonable efforts to enable the other parties to review and comment on such disclosure prior to the release thereof. The Buyers and the Sellers agree to issue a mutually acceptable joint press release announcing this Agreement.

5.4

Confidentiality. The terms of the non-disclosure agreement between the Guarantor and Parent effective November 20, 2009 (the “Confidentiality Agreement”) are hereby incorporated into this Agreement other than the provisions of sections 5, 8(a), 9 (third sentence only), 12, 13 and 18 of the Confidentiality Agreement, which are hereby deleted. Further, all of Parent’s and Parent’s Affiliates’ obligations and duties pursuant to the Confidentiality Agreement with respect to Confidential Information (as defined in the Confidentiality Agreement) (other than Section 4 (other than the first sentence)) shall be deemed to extend to: (a) information in whatever form or medium that is proprietary, non-public and confidential to the QNX Entities and/or the Business including the Company IP and the Material Contracts (other than Material Contracts with Parent or its Affiliates, but in any case subject to the terms thereof), in respect of and in connection with, and was obtained within, the period prior to the Closing Date; and (b) information in whatever form or medium that is proprietary, non-public and confidential to the QNX Entities and/or the Business including the Company IP and the Material Contracts (other than Material Contracts with Parent or its Affiliates, but in any case subject to the terms thereof), that is obtained in connection with the performance of Parent’s obligations under the Transition Services Agreement. Subject to the terms of the Confidentiality Agreement and this Section 5.4, Parent agrees that all such Confidential Information will remain the property of the QNX Entities, and Parent will not, and will ensure that each of its controlled Affiliates do not, directly or indirectly use any such information for its own benefit or for the benefit of any third Person (in each case other than in connection with the permitted uses described in the immediately following sentence, subject to the terms thereof). In the event that disclosure of any Confidential Information is required by Parent or any of its Affiliates in accordance with Applicable Law or the applicable rules of any national stock exchange or in connection with (i) Tax Returns, or audits or judicial or administrative proceedings with respect to Taxes; (ii) the performance of Parent’s obligations under the Transition Services Agreement; or (iii) materials submitted to any arbitration tribunal or court of competent jurisdiction in connection with any dispute among the parties, including in relation to a Claim pursuant to Section 9.2 or Section 9.3, Parent shall, and shall cause its relevant Affiliates to: (x) other than in connection with a dispute between the parties, and to the extent reasonably practicable and permitted by Applicable Law, notify the QNX Entities and the Guarantor in advance of disclosure; (y) in the case of clause (iii) above only, use reasonable efforts (at the QNX Entities’ sole cost and expense) to co-operate with the QNX Entities in maintaining the confidentiality of such Confidential Information; and (z) disclose such Confidential Information only to the extent required or reasonably appropriate.

5.5	Operation of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Time, except as may be required by Applicable Law, as may be expressly contemplated or required by this Agreement or the Transaction Documents (including this Section 5.5) and for the matters identified in Schedule 5.5 of the Disclosure Letter, the Sellers shall cause the QNX Entities (except to the extent that the Buyers shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed)): (i) to carry on their business in all material respects in the usual, regular and ordinary course consistent with past practice, (ii) to pay their debts when due, subject to good faith disputes over such debts, to pay or perform other obligations when due, (iii) to use commercially reasonable efforts consistent with past practices and policies to preserve intact their present business organization, keep available the services of their present officers and Employees and preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them and (iv) not to:

(a)	issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(b)	incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities or guarantee any debt securities of others in excess of $1,000,000 (one million United States Dollars) in the aggregate, except (i) as part of any cash-pooling arrangements, (ii) for any indebtedness for borrowed money among the QNX Entities, (iii) for indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money, or (iv) for guarantees by a QNX Entity of indebtedness of another QNX Entity, which indebtedness is incurred in compliance with this Section 5.5(b);

(c)

declare or pay any dividends on or make or agree to make any other distributions (other than cash dividends) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of such party, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except for any such transactions by a Company or a wholly owned subsidiary of any of the Companies;

(d)	except for transactions solely among the QNX Entities, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire assets, other than (i) acquisitions of inventory, (ii) acquisitions of assets in the ordinary course and (iii) acquisitions of assets outside the ordinary course with a value of not more than $100,000 in the aggregate;

(e)	except for transactions solely among the QNX Entities, and other than inventory and cash-pooling arrangements, sell, lease, license or otherwise dispose of any of its properties or assets which are material, individually or in the aggregate, to the Business, except in the ordinary course of business;

(f)	except as required by Law, pursuant to the terms of a Benefit Arrangement as in effect on the date hereof, or pursuant to an action that applies uniformly to Employees and to other similarly situated employees of Sellers and their Affiliates: (i) increase or agree to increase the compensation payable or to become payable to its directors, officers or Employees, other than in the ordinary course, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, directors, officers, Employees or agents, (iii) enter into any collective bargaining agreement, or (iv) establish, adopt, enter into or amend in any material respect any QNX Benefit Arrangement;

(g)	revalue any of its material assets, including writing down the value of inventory or writing off notes or accounts receivable, except as required by GAAP, generally accepted accounting principles or Applicable Law or otherwise applying generally to Parent and its subsidiaries and not specifically aimed at or only applying to the QNX Entities (it being agreed that such revaluation, write down or write off shall not affect the calculation under Section 2.4);

(h)	amend or propose to amend its articles of incorporation, articles of association, by-laws, partnership agreement or other similar organizational documents;

(i)	enter into any lease or contract for the purchase or sale of any real property with a value in excess of $250,000 in the aggregate, except in the ordinary course of business;

(j)	change financial accounting methods other than such changes as are consistent with the changes required by GAAP, applicable generally accepted accounting principles or Applicable Law or otherwise applying generally to Parent and its subsidiaries and not specifically aimed at or only applying to the QNX Entities (it being agreed that such change shall not affect the calculation under Section 2.4);

(k)	amend or terminate any Material Contract other than in the ordinary course of business;

(l)	loan any amount to any Person, or guaranty or act as a surety for any obligation except (i) for loans and advances to employees in the ordinary course of business (ii) for delayed payments by customers and prepaid expenses in the ordinary course of business, (iii) as required by or pursuant to existing contracts, (iv) as part of any cash-pooling arrangements or (v) as made in connection with any transaction solely among the QNX Entities;

(m)	waive or release any material right or claim;

(n)	except (i) with respect to Taxes reportable on a Combined Tax Return, (ii) in the ordinary course of business, (iii) consistent with past practice, (iv) as is required by Applicable Law, or (v) as would not reasonably be expected to have an adverse effect on the Buyers or the QNX Entities that is material, make or change any Tax election, change any annual accounting period, file any amended Tax Return or enter into any closing agreement or settle any Tax claim or assessment relating to any of the QNX Entities, in each case for an amount that materially exceeds the amount reserved therefor. It is agreed and understood that the only interim operating covenant relating to Taxes is the interim operating covenant contained in this Section 5.5(n);

(o)	make any material changes to the “hybrid software model” of the QNX Entities;

(p)	not release any Unpublished Source Code other than (i) in accordance with its ordinary course procedures applicable to Published Source Code or (ii) releases of portions of Unpublished Source Code in the ordinary course consistent with past practice;

(q)	make any capital expenditures or commitments therefor in excess of $100,000 per fiscal quarter of the QNX Entities in the aggregate;

(r)	settle or compromise any action, claim or proceeding against any of the QNX Entities;

(s)	allow any current intellectual property registrations to lapse in the United States, Germany, China, Japan or Canada; or

(t)	take, or agree in writing or otherwise to take, any of the actions described in Sections 5.5(a) through 5.5(s) above.

5.6	Access to Information.

(a)

Until the Closing Time, subject to any Applicable Law, applicable privileges and contractual confidentiality obligations, (i) the Sellers shall allow and shall cause the QNX Entities to allow the Buyers and their representatives, accountants, legal counsel and advisors reasonable access during normal business hours upon reasonable prior notice to the properties, files, books, records, and offices of the QNX Entities (and books and records of the Sellers to the extent related to the QNX Entities) for transition planning purposes, including any and all information relating to taxes, legal advice, commitments, contracts, leases, licenses, personnel, environmental, health and safety, personal property and financial condition and such other information and data as reasonably requested by the Buyers and (ii) the Sellers shall provide reasonable cooperation with the Buyers to arrange meetings during normal business hours between representatives of Buyers and personnel of the QNX Entities for transition planning purposes. Until the Closing Time, subject to the Applicable Law, the Sellers shall cause the QNX Entities’ accountants to cooperate with the Buyers and their representatives in making available all financial information reasonably requested; provided, however that the accountants of the Sellers or any of their Affiliates shall not be obliged to make any work papers available to any Person except in accordance with such accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. If so requested by the Sellers, the Buyers and the Guarantor shall enter into a customary joint defense agreement with the Sellers and the QNX Entities with respect to any information to be provided to the Buyers pursuant to this Section 5.6(a). No information or knowledge obtained in any investigation pursuant to this Section 5.6(a) or prior to the execution of this Agreement shall affect or be deemed to modify any representation or warranty contained in this Agreement or any of the Transaction Documents or in any document contemplated in this Agreement or any of the Transaction Documents and no investigation made by the Buyers or their representatives shall affect the Buyers’ right to rely on any representation or warranty in this Agreement or any of the Transaction Documents or in any document contemplated in this Agreement or any of the Transaction Documents. All such access shall be subject to the terms of the Confidentiality Agreement.

(b)

From and after the Closing Time, subject to any Applicable Law, applicable privileges and contractual confidentiality obligations, in connection with any Claim by a Buyer Indemnified Person pursuant to this Agreement, in connection with complying with Applicable Law, including any inquiry of any Governmental Authority or any public reporting requirements, or in connection with any actual or threatened third party or regulatory action, suit, judgment or proceeding in each case in respect of the pre-Closing activities of the QNX Entities, the Buyers shall allow and shall cause the QNX Entities to allow the Sellers and their representatives, accountants, legal counsel and advisors reasonable access during normal business hours upon reasonable notice to the relevant properties, files, books, records, and offices of the QNX Entities, including such additional information relating to taxes, legal advice, commitments, contracts, leases, licenses, personnel, environmental, health and safety, personal property and financial condition and other information and data as reasonably requested by the Sellers. In connection with any access permitted pursuant to this Section 5.6(b), the Buyers shall cause their and the QNX Entities’ accountants to cooperate with the Sellers and their representatives in making available all financial information related to the underlying purpose of such access as reasonably requested; provided, however that such accountants shall not be obliged to make any work papers available to any Person except in accordance with such accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(c)	The Sellers and the Buyers agree that each of them shall preserve and keep the records held by it relating to the QNX Entities and the Business for a period of six (6) years from the Closing Date. In the event the Sellers, on the one hand, or the Buyers, on the other hand, wish to destroy such records, such party shall use reasonable efforts to first give ninety (90) days’ prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records.

5.7	Regulatory and Other Authorizations; Consents.

(a)	The Buyers shall use their commercially reasonable efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all federal, state, provincial, local and foreign regulatory bodies and officials, including the Commissioner of Competition, that may be, or become, necessary for the execution and delivery of, performance of the obligations pursuant to, and consummation of the transactions contemplated by, this Agreement and the Transaction Documents by the Buyers, (ii) take all such actions as may be requested by any such regulatory body or official to obtain such authorizations, consents, orders and approvals and (iii) avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement and the Transaction Documents. Sellers will cooperate with the reasonable requests of the Buyers in seeking promptly to obtain all such authorizations, consents, orders and approvals. Neither the Sellers nor the Buyers shall take any action that they should be reasonably aware would have the effect of materially delaying, impairing or impeding the receipt of any required approvals.

(b)	The Buyers shall submit, no later than one (1) Business Day after the date of this Agreement, a request for an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act in connection with the transactions contemplated by this Agreement and/or a letter from the Commissioner of Competition stating that she does not intend to make an application under section 92 of the Competition Act or otherwise challenge the transactions contemplated by this Agreement.

(c)

The Sellers and the Buyers each agree to make or cause to be made an appropriate filing of a notification with the Commissioner of Competition pursuant to Part IX of the Competition Act, with respect to the transactions contemplated by this

Agreement as promptly as practicable, and in any event, within fifteen (15) Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Competition Act. In addition, each party agrees to make promptly any filing that may be required with respect to the transactions contemplated by this Agreement under any other antitrust or competition Law or by any other antitrust or competition authority and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such filings. The Buyers shall have responsibility for payment of the filing fees associated with the Competition Act filings, including the request for an ARC, and any other similar filings required in any other jurisdictions, and each of the Sellers and the Buyers shall have responsibility for its other costs associated with the Competition Act filings, and any other similar filings required in any other jurisdictions.

(d)	Each party to this Agreement shall promptly notify the other parties of any oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement, permit the other parties to review in advance any communication proposed to be made by such party to any Governmental Authority relating to the matters that are the subject of this Agreement and provide the other parties with copies of all related correspondence, filings or other communications between them or any of their officers, directors, employees, representatives or agents, on the one hand, and any Governmental Authority or members of its staff, on the other hand. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and to Section 5.6, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the Competition Act or other antitrust or competition Laws.

(e)	In the event that the parties receive a request for additional information in response to the Competition Act filing or any filing required by any other antitrust or competition Law or by any other antitrust or competition authority (a “Second Request”), the parties will use their respective best efforts to respond to such Second Request as promptly as possible and counsel for both parties will closely cooperate with each other during the entire Second Request review process.

(f)

The Buyers and the Sellers shall file with the Committee on Foreign Investment in the United States (“CFIUS”) the joint voluntary notice under Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the Exon-Florio and Foreign Investment and National Security Act (“FINSA”) amendments (“Exon-Florio/FINSA”) and the regulations promulgated thereunder, in order to obtain the CFIUS Approval with respect to the transactions contemplated by this Agreement. The parties shall promptly provide CFIUS with any additional information requested by CFIUS during the review process pursuant to Exon-Florio/FINSA. Subject to Section 5.7(g), the parties, in cooperation with each other, shall take all steps necessary to obtain (i) notification issued by CFIUS that it has determined that (A) the transactions contemplated by this Agreement do not fall within the jurisdiction for review under Exon-Florio/FINSA, (B) it has concluded its review under Exon-Florio/FINSA and has determined not to conduct an investigation or (C) if an investigation is conducted, that the United States government will not take action to prevent the consummation of the transactions contemplated by this Agreement or (ii) the President of the United States shall not take action to block or prevent the consummation of transactions contemplated by this Agreement and the applicable time period for such action under Exon-Florio/FINSA shall have expired (the notification described in (i) or event described in (ii), the “CFIUS Approval”) as promptly as practicable.

(g)	In connection with taking steps necessary to obtain the CFIUS Approval or the consent of the Commissioner of Competition, the Guarantor and the Buyers shall not be required to (i) sell, divest, terminate, hold separate, or otherwise dispose of any of the material businesses, properties or assets of the Guarantor or the Buyers, or agree to any such action for the material businesses, properties or assets of the QNX Entities, (i) agree to any condition materially affecting its control over or operation of their businesses or the businesses of the QNX Entities or (iii) agree to any other condition that would be reasonably likely to have a material adverse effect on the businesses of the Guarantor, the Buyers or the QNX Entities.

(h)	The Buyers agree that complying with any of the steps referred to in this Section 5.7 shall not lead to any adjustments to the Purchase Price.

(i)	Each party agrees to provide reasonable cooperation to the other party in connection with obtaining any other consents and approvals that may be required in connection with the transactions contemplated by this Agreement and the Transaction Documents.

5.8	Termination of Rights to the Parent Name and Parent Marks. As soon as practicable after the Closing Date (and in any event within thirty (30) days thereafter or, in the case of sales collateral, one hundred and eighty (180) days thereafter), the Buyers shall and shall cause each of their Affiliates (which shall include the QNX Entities) to (a) cease and discontinue all uses of the Parent Name and Parent Marks and (b) complete the removal of the Parent Name and Parent Marks from all products, signage, vehicles, properties, technical information, promotional materials and other property of the QNX Entities.

5.9	Resignation of Directors. The Sellers will cause each of the directors of the QNX Entities set out in Schedule 5.9 of the Disclosure Letter to resign or be removed as a director of the QNX Entities, as applicable, effective immediately prior to the Closing Time.

5.10	Exclusive Dealing. During the period from the date of this Agreement until the earlier of (a) the date this Agreement is terminated in accordance with its terms and (b) the Closing Date, the Sellers shall, and shall cause their respective controlled Affiliates to, and shall use commercially reasonable efforts to cause their directors, officers, employees, agents and other representatives to, refrain from taking any action to solicit or engage in discussions (other than to advise of the terms of this provision) or negotiations with, or provide any information to or otherwise knowingly encourage or facilitate, any Person, other than the Buyers (and their Affiliates), concerning the purchase (whether by merger, arrangement, recapitalization or other similar transaction) of (i) any shares, voting securities, other equity interests of or any options, warrants, rights, subscriptions, or other securities convertible or exchangeable for shares, voting securities or other equity interests of any of the QNX Entities or (ii) any assets of any QNX Entity other than purchases of assets permitted under Section 5.5.

5.11	Pre-Closing Reorganization. The Sellers shall, at the sole cost and expense of the Buyers, cause the QNX Entities to effect such reorganizations of the business, operations and assets of the QNX Entities (each a “Pre-Acquisition Reorganization”) prior to or as of Closing as set forth on Schedule 5.11 of the Disclosure Letter and shall use commercially reasonable efforts to effect such other Pre-Acquisition Reorganizations as the Buyers may request, acting reasonably and to which Sellers consent (such consent not to be unreasonably withheld), provided that any such Pre-Acquisition Reorganization (a) will not be prejudicial to the Sellers; (b) is not prejudicial to the QNX Entities in the event that Closing is not completed; (c) will not result in any breach by the Sellers of any of its representations, warranties, covenants and agreements under this Agreement or the other Transaction Documents (except if the Buyers waive in writing such breach); (d) will not require any material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Authority; (e) is not reasonably expected by the Sellers to result in any additional Taxes for the Sellers or any of the QNX Entities (whether or not the Closing is completed) and (f) will not result in any delay in the completion of the transactions contemplated by this Agreement and the Transaction Documents. The Buyers shall provide the Sellers with written notice of any proposed Pre-Acquisition Reorganization at least twenty (20) days prior to the anticipated Closing Date (provided that if the Sellers do not object within ten (10) days of receiving the Buyers’ notice, the Sellers’ consent will be deemed to have been given).

5.12	Transaction Documents. At the Closing, each applicable Seller and Buyer, as the case may be, shall take, and each Seller shall cause each applicable QNX Entity to take, all actions reasonably necessary to duly execute and deliver the Transaction Documents.

5.13	Employees and Employment Benefits.

(a)

The Sellers shall, or shall cause an Affiliate to, transfer to a QNX Entity prior to the Closing Date each Employee listed on Schedule 5.13(a) not employed by a QNX Entity (including all employees on leave of absence, whether due to short-term disability, military leave, family leave, vacation, illness, or otherwise, but excluding U.S. Employees on long-term disability). Notwithstanding the foregoing, the Sellers shall, or shall cause an Affiliate (other than the QNX Entities) to, employ prior to the Closing Date each Employee employed in the United States who is absent from active employment as of immediately prior to the Closing Date due to long term disability, and any such employees shall no longer be considered Employees for purposes of this Agreement, effective as of immediately prior to the Closing Date.

(b)	The Sellers shall, or shall cause an Affiliate to, transfer prior to the Closing Date to an entity other than a QNX Entity the employment of the individuals listed on Section 5.13(b) of the Disclosure Letter.

(c)	The Buyers shall assume, and shall cause the QNX Entities to assume or retain, as applicable, all obligations and liabilities in respect of QNX Benefit Arrangements.

(d)	The Buyers agree that service of Employees with the Sellers and their Affiliates (including the QNX Entities) before the Closing Date (or, with respect to U.S. Employees, the date upon which the Sellers cease to provide employee benefits to the U.S. Employees under the Transition Services Agreement (the “Transition Services Date”)) (including any credited predecessor service) shall be credited for all purposes under the employee benefit plans, programs and arrangements of the Buyers and their Affiliates (including the QNX Entities) following the Closing Date, to the same extent such service was counted under the applicable corresponding Benefit Arrangement of Sellers and their Affiliates, except to the extent that such credit would result in duplication of benefits.

(e)	The Buyers shall provide, or shall cause the QNX Entities to provide, welfare benefits of the type described in Section 3(1) of ERISA (“Welfare Benefits”) so as to ensure uninterrupted coverage of U.S. Employees in the United States. Such plans shall, with respect to each U.S. Employee, waive any pre-existing condition exclusions, evidence of insurability provisions, waiting period requirements or any similar provision (except to the extent that such exclusion, provision, or requirement was applicable to such U.S. Employee under the applicable Benefit Arrangement of Sellers and their Affiliates in effect immediately prior to the Closing Date). Buyer shall, no later than 10 days prior to the Closing Date, communicate details of post-Closing employee benefits to those Employees identified in Schedule 5.13(e) of the Disclosure Letter, including the provision of benefits during the Transition Services Period, which shall include the paragraphs set forth on Schedule 5.13(e) of the Disclosure Letter (but which, for clarity, may include additional details, so long as not inconsistent with the terms of such paragraphs).

(f)

Effective as of the Closing Date, each U.S. Employee shall cease participation and benefit accrual under, and each QNX Entity shall cease to be a contributing sponsor of, any Benefit Arrangement of Sellers and their Affiliates that is intended to qualify under Section 401 of the Code (“Qualified Plans”), and the Sellers and their Affiliates shall (subject to the Buyers’ obligations set forth in this Section 5.13(f) to accept certain rollovers) retain all responsibility and liability for benefits accrued by U.S. Employees in Benefit Arrangements of Sellers and their Affiliates that are Qualified Plans. Effective as of the Transition Services Date, the Buyers shall cover, or cause the QNX Entities to cover, the U.S. Employees under one or more defined contribution plans and trusts intended to qualify under Section 401(a) and Section 501(a) of the Code (the “Buyer DC Plans”). The terms of the Buyer DC Plans, or of each such Buyer DC Plan, shall provide that such U.S. Employees shall have the right to make direct rollovers to the applicable Buyer DC Plan of their accounts in the applicable defined contribution Qualified Plan of the Sellers and their Affiliates; provided, however, that the Buyer DC Plans will not accept a direct rollover of any notes evidencing loans made to such U.S. Employees.

(g)	Nothing contained in this Section 5.13 shall by itself be construed as requiring the Buyers and their Affiliates to continue any specific Benefit Arrangement or as preventing the Buyer and its Affiliates from terminating (or modifying the terms of) the employment of any specific Employee. Nothing contained in this Section 5.13 shall constitute an amendment to any Benefit Arrangement or other employee benefit plan, create any third party beneficiary rights or be enforceable by any employee of Sellers or Buyers or their respective Affiliates.

5.14	Intercompany Obligations; Debt; Cash.

(a)	Parent shall take, or cause to be taken, prior to the Closing Date, such action as may be necessary, so that, as of the Closing Time, there shall be no Related Party Debt or other intercompany obligations (other than those obligations disclosed in Schedule 5.14(a) of the Disclosure Letter) between the QNX Entities, on the one hand, and Parent and its Affiliates (other than the QNX Entities), on the other hand.

(b)	Sellers shall ensure that, as of the Closing Time, none of the QNX Entities shall have any outstanding Debt (other than Debt owed to another QNX Entity), and Sellers shall on the Closing Date provide the Buyers with evidence of the foregoing.

(c)	Parent shall take, or cause to be taken, commercially reasonable efforts to remove, as of the Closing Time, all cash and cash equivalents from the QNX Entities in excess of $300,000. Any cash and cash equivalents at the QNX Entities as of the Closing Time, including such $300,000 and any additional cash and cash equivalents, in the event that Parent is unable to remove all cash and cash equivalents in excess of $300,000 from the QNX Entities in accordance with the preceding sentence, or in the event, and to the extent, that removing cash and cash equivalents from the QNX Entities would give rise to fees, costs or withholding or other Taxes, shall be included in the adjustment to the Purchase Price pursuant to Section 2.4.

(d)	Parent shall cause the QNX Entities to repay to Parent before the Closing Date all indebtedness of the QNX Entities originally incurred or owing by Margi Systems,

Inc. to Parent or its Affiliates and any interest owing in respect thereof. Parent shall cause the QNX Entities to pay before the Closing Date or shall otherwise be responsible for all restructuring costs that constitute severance payments to former employees of Margi Systems, Inc.

5.15	Insurance.

(a)	From and after the Closing, the QNX Entities shall cease to be insured by Parent’s and its Affiliates’ insurance policies or by any of their self-insured programs, other than by any insurance policies acquired directly by and in the name of one or more QNX Entities or self-insurance programs of the QNX Entities directly while an Affiliate or Subsidiary of Parent.

(b)	Notwithstanding Section 5.15(a), after the Closing Date but subject to the terms and conditions of such policies, and to the extent such coverage is available, Parent will continue to provide the QNX Entities with access to occurrence-based policies of Parent that provide or include coverage for the QNX Entities with respect to acts or events that occurred prior to the Closing Date and shall reasonably cooperate with the QNX Entities and take commercially reasonable actions as may be necessary to assist the QNX Entities in submitting claims with respect to acts or events that occurred prior to the Closing Date to which such policies are responsive; provided that the QNX Entities shall be responsible for (and shall indemnify Parent for any Loss it or its Affiliates incurs in respect of) any deductibles, co-payments, self-insured retentions, catastrophic coverage charges, administrative costs, taxes, surcharges, state assessments and other costs relating to such claims and Parent shall not be required to maintain such policies beyond their current terms.

(c)

As may be necessary to enable the QNX Entities to exercise their rights under Section 5.15(b), Parent shall use commercially reasonable efforts to provide to the QNX Entities: (i) applicable rights in respect of Parent’s occurrence-based policies as permitted under Applicable Law, (ii) information in its possession regarding any such claim under any applicable insurance policy or reasonably requested by the applicable insurer, and (iii) further assistance in connection with prosecution of claims reasonably requested by the QNX Entities. The QNX Entities shall provide Parent and its Affiliates prompt written notice of any claims that the QNX Entities desire to submit pursuant to Section 5.15(b) and shall provide to Parent and its subsidiaries all information as may be required by the applicable insurance policy or reasonably required by the applicable insurer in connection with such claim. Parent shall retain exclusive right to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities or claims the QNX Entities have made or could make in the future; provided that in the event that Parent takes any such action it shall use its commercially reasonable efforts to ensure that such action does not adversely impact in a material respect the rights of the QNX Entities under this Section 5.15. The QNX Entities shall not, without the prior written consent of Parent, erode, exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of Parent’s or its Affiliates’ insurance policies and programs, or amend, modify or waive any rights under any such insurance policies and programs. The QNX Entities shall cooperate with Parent and share such information as is reasonably necessary to permit Parent to manage and conduct its insurance matters.

(d)	The QNX Entities acknowledge that under claims made policies, including director and officer and fiduciary policies, of Parent and its Affiliates, all insurance coverage for the QNX Entities for any occurrence, act, omission or event occurring and Liability or condition arising after the Closing Date shall terminate as of the Closing Date and, following the Closing Date, no claims may be brought against any claims made policy of Parent and its Affiliates. Parent or its Affiliates shall purchase, at the request of and at the sole cost and expense of Buyers, prior to the Closing Date, run-off/tail coverage for the QNX Entities covering any occurrence, act, omission or event occurring and Liability or condition existing prior to the Closing Date that were covered prior to the Closing Date under Parent’s or its Subsidiaries’ claims made insurance policies. Such run-off/tail coverage shall provide coverage for claims made or reported for a period of six years after the Closing Date.

(e)	For the period between the date hereof and the Closing, Parent shall use its commercially reasonable efforts to maintain in place and shall cause the QNX Entities to use their commercially reasonable efforts to maintain in place, in each case, in all material respects, all insurance coverage in place as at the date hereof the QNX Entities, their properties and assets.

5.16	Guaranty.

(a)	The Guarantor unconditionally and irrevocably guarantees (the “Guaranty”) in favour of the Sellers (the “Guaranteed Parties”) the full and punctual performance by the Buyers of each and every covenant and agreement of each of the Buyers pursuant to this Agreement and pursuant to any of the Transaction Documents to which such Buyer is a party, including the payment of the Purchase Price and other amounts under Article II and any payments for indemnification under Article IX (the “Guaranteed Obligations”). Upon the failure of any Buyer to pay any amounts due by it under Article II or Article IX when and as the same shall become due, Guarantor hereby promises to pay, and shall upon receipt of written demand by Sellers forthwith pay, to Sellers such amounts in lawful money of the United States. Sellers shall only deliver such written demand to the Guarantor, and any such written demand shall only be effective, upon failure or refusal by any Buyer punctually to pay or perform any of the Guaranteed Obligations in accordance with the terms of this Agreement. The Guaranty is a guarantee of payment when due and not of collection.

(b)	To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Guaranteed Parties. The Guarantor waives promptness, diligence, notice of acceptance of this Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to the Buyers and the Guarantor in accordance with Section 10.1), all defenses which may be available by virtue of any stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Buyers or any other person interested in the transactions contemplated by this Agreement and the Transaction Documents. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from consummation of the transactions contemplated by this Agreement and the Transaction Documents and that the waivers set forth in this Section 5.16 are knowingly made in contemplation of such benefits. The obligations of the Guarantor shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise (other than defense of payment or performance).

(c)	Nothing contained in this Guaranty (including, for greater certainty, in Section 5.16(b) above) shall constitute or be construed as a waiver or release by the Guarantor of, and the Guarantor shall be entitled to the full benefit of, the defenses, rights and remedies that would have been available to any Buyer in respect of the Guaranteed Obligations as if any demand hereunder had been made by the Sellers upon such Buyer directly and without reference to this Guaranty, including all equities that exist between each Buyer and the Sellers in respect of the Guaranteed Obligations. Additionally, any demand made by the Sellers upon the Guarantor hereunder shall be subject to all limitations and exclusions of liability under the terms of this Agreement then available to any of the Buyers in respect of the Guaranteed Obligations.

5.17	Investigation. EACH OF THE BUYERS AND THE GUARANTOR ACKNOWLEDGES AND AGREES THAT IT (I) HAS MADE ITS OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON AND ON THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING THE QNX ENTITIES, THE BUSINESS AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO. EACH OF THE BUYERS AND THE GUARANTOR FURTHER ACKNOWLEDGES AND AGREES THAT THE ONLY REPRESENTATIONS AND WARRANTIES MADE BY THE SELLERS ARE THE REPRESENTATIONS AND WARRANTIES MADE IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS AND THAT IT HAS NOT RELIED UPON ANY OTHER REPRESENTATIONS (WHETHER EXPRESS OR IMPLIED) THAT ARE NOT IN THIS AGREEMENT OR TRANSACTION DOCUMENTS.

5.18	Retention Bonuses. Promptly following each of the first and second anniversaries of the Closing Date, Parent will reimburse the QNX Entities for up to the aggregate amount set forth on Schedule 5.18 of the Disclosure Letter for cash retention bonuses actually paid in the applicable year prior to such anniversary to the individuals set forth on Schedule 5.18 of the Disclosure Letter in accordance with bona fide retention programs established by Buyer with respect to the QNX Entities.

5.19	Certain License Agreements. Between the date of this Agreement and the Closing Date, (a) Parent will cause Margi Systems, Inc. and QSSC to execute that certain Software and Patent License Agreement providing for a worldwide, fully paid, royalty free, irrevocable, sublicensable, transferable and assignable right and license to the Intellectual Property Rights in the patents owned by Margi Systems, Inc. with the right to sublicense and (b) Parent and QSSC will not amend or terminate that certain License Agreement entered into by them on the date of this Agreement.

5.20	Certain Filings and Other Actions. Between the date of this Agreement and the Closing Date, the Sellers shall use commercially reasonable efforts to effect and, as applicable, to cause the QNX Entities to effect, the filings, assignments, recordations and registrations listed in Schedule 5.20 of the Disclosure Letter.

ARTICLE VI

TAX MATTERS

6.1	Election under Section 56.4 of the Tax Act. The Sellers and Buyer 1 agree to elect in prescribed form, or to the extent no such form has been prescribed, in any form required by the applicable Tax Authority, to apply proposed paragraphs 56.4(3)(c) and 56.4(7)(h) of the Tax Act (and any corresponding provincial elections that may be applicable) in respect of this Agreement. Each of the Sellers and Buyer 1 shall make such election in a timely manner consistent with this Agreement. Buyer 1 and the Sellers agree, including for purposes of the elections referred to herein, that no portion of the Purchase Price for the QSSC Shares and the Wavemaker Shares is allocated to the covenants of the Sellers in the Mutual Non-Solicitation Agreement referred to herein.

6.2	Liability for Taxes.

(a)

Parent shall be responsible for, pay or cause to be paid, indemnify the Buyers and each of their subsidiaries and Affiliates (including the QNX Entities after the Closing Date) (each a “Buyer Tax Indemnitee”), and hold each Buyer Tax Indemnitee harmless from and against, any and all Taxes (i) of, or imposed on, the QNX Entities in respect of any Pre-Closing Period; (ii) imposed upon QSSI for any taxable period that ends on or before or includes the Closing Date pursuant to Section 1.1502-6 of the United States Treasury Regulations or any similar provision of state or local law; (iii) of another person imposed on any of the QNX Entities under any Tax sharing or Tax allocation agreement in respect of any Pre-Closing Period, (iv) imposed on or assessed against Buyer 1 pursuant to subsection 116(5) of the Tax Act (together with any interest and penalties related thereto), in respect of the acquisition by Buyer 1 of the QSSC Shares and the Wavemaker Shares pursuant to this Agreement, or (v) attributable to any breach by Parent or any of its Affiliates of any covenant contained in this Agreement, in each case to the extent any such Taxes are due or payable to any Tax Authority by the Buyer Tax Indemnitees under Applicable Law (collectively, “Parent Taxes”); provided, however, that notwithstanding the foregoing, Parent shall not be responsible for, and Parent Taxes shall not include, any Taxes to the extent that such Taxes are specifically included as a Current Liability on the Closing Date Balance Sheet or the Closing Date Working Capital Statement (or the applicable worksheets thereto) (“WC Taxes”) or result from (x) any breach by the Buyers or any of their Affiliates of any covenant contained in this Agreement; (y) any actions taken by any QNX Entity outside the ordinary course of business on the Closing Date after the Closing Time; or (z) any Pre-Acquisition Reorganization (collectively, such Taxes referred to in clauses (x), (y) and (z), and any WC Taxes, “Buyer Taxes”, in each case whether or not such Buyer Taxes would have been Parent Taxes but for the proviso contained in this Section 6.2(a)). For the avoidance of doubt, Taxes which Parent shall be responsible for pursuant to this Section 6.2(a) shall include all Taxes for any Pre-Closing Period of or attributable to any QNX Entity in respect of income reported on or required to be shown in any Combined Tax Return that Parent is responsible for filing pursuant to Section 6.3(a) of this Agreement, other than any Buyer Taxes. Any indemnity payment required to be made by Parent pursuant to this Section 6.2(a) (other than any indemnity payment for Taxes shown on a Specified Section 6.3(b) Return, which shall be dealt with in Section 6.3(b)) shall be made within thirty (30) days of written notice from the Buyers, which notice shall not be delivered to Parent prior to a final determination with respect to the issue to which such indemnity relates.

(b)

The Buyers shall be responsible for, pay or cause to be paid, indemnify Parent and its subsidiaries and Affiliates (other than the QNX Entities) (each a “Seller Tax Indemnitee”), and hold each Seller Tax Indemnitee harmless from and against, (i) any Buyer Taxes and (ii) all Taxes of, or imposed on, the QNX Entities (and any Taxes of another person in respect of any Post-Closing Period imposed on any of the QNX Entities under any Tax sharing or Tax allocation agreement) in respect of any Post-Closing Period, except to the extent that such Taxes are the responsibility of Parent under Section 6.2(a), in each case to the extent any such Taxes are due or payable to any Tax Authority by the Seller Tax Indemnitees under Applicable Law. In the case of Taxes shown on a Tax Return, any indemnity payment required to be made by Buyers pursuant to this Section 6.2(b) shall be made no later than two (2) Business Days prior to the Tax Return Due Date, provided, however, that with respect to any such indemnity payment for Taxes shown on a Tax Return for which Parent has the filing responsibility under Section 6.3(a), Parent shall deliver to Buyers no later than twenty (20) days prior to the Tax Return Due Date a notice setting forth the amount of such indemnity payment and a description of the basis for such indemnity payment pursuant to the relevant provisions of this Agreement. In any other case, any indemnity payment requirement to be made by Buyers pursuant to this Section 6.2(b) shall be made within thirty (30) days of written notice from Parent, which notice shall not be delivered to Buyers prior to a final determination with respect to the issue to which such tax indemnity relates.

(c)	For purposes of this Agreement, in determining the Taxes attributable to the Pre-Closing Period included in any Straddle Period, (i) Property Taxes shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) Taxes (other than Property Taxes) shall be computed as if such taxable period ended as of the end of the day on the Closing Date (and for such purpose, the taxable period of any partnership or pass-through entity (including any of the Subsidiaries) in which any of the QNX Entities hold a beneficial interest will be treated as if such taxable period terminated at such time).

6.3	Filing Responsibility.

(a)	Parent shall prepare and file, or cause to be prepared and filed, when due: (i) all Tax Returns for any affiliated group of which Parent is the common parent, (ii) any Tax Return which includes Parent or any other member of the Seller Group, (iii) all Combined Tax Returns, which shall include the QNX Entities to the extent required under Applicable Law or consistent with past practice, and (iv) any other Tax Return of any of the QNX Entities required to be filed on or prior to the Closing Date. Parent shall pay all Taxes due in respect of the Tax Returns described in this Section 6.3(a), subject to Parent’s right of indemnification or reimbursement for any such Taxes pursuant to Section 6.3(b).

(b)

The Buyers shall, except to the extent that filing such Tax Returns is the responsibility of Parent under Section 6.3(a), prepare and file, or cause to be prepared and filed, all Tax Returns with respect to each of the QNX Entities, provided, however, that with respect to any Straddle Period Tax Returns and any other Tax Returns of any of the QNX Entities that includes the Pre-Closing Period and for which Buyers have a filing responsibility pursuant to this Section 6.3(b) (a “Specified Section 6.3(b) Return”): (i) Buyers shall furnish such Tax Returns to Parent for Parent’s review and comment at least thirty (30) days prior to the due date for filing such Tax Return, including extensions (the “Tax Return Due Date”), (ii) Buyer shall not file such Tax Returns without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, and (iii) such Tax Returns shall be prepared and filed in a manner consistent with past practice for the entity to which each such Tax Return relates, unless Buyers deliver to Parent, or Parent delivers to Buyers, as the case may be, no later than the Opinion Due Date an Impermissible Past Practice Opinion, as defined below, provided, however, that, in the case of an Impermissible Past Practice, as defined below, if there is more than one alternative practice permitted under Applicable Law, Parent shall determine which such alternative practice shall apply to the preparation and filing of such Tax Return. With respect to each Specified Section 6.3(b) Return, no later than fifteen (15) days prior to the Tax Return Due Date, Parent shall provide to Buyers comments on such Tax Return and Buyers shall incorporate all reasonable comments of Parent (provided that to the extent a past practice exists with respect to the aspect of the preparation and filing of such Tax Return that is subject to Parent’s comments, such comments are consistent with past practice, unless otherwise required by an intervening change in Applicable Laws, or unless Parent delivers to Buyers no later than the Opinion Due Date, an Impermissible Past Practice Opinion). With respect to any Specified Section 6.3(b) Return, Parent shall pay, or cause to be paid, to the Buyers or its Affiliates (including the QNX Entities), as applicable, the amount for which Parent is responsible under Section 6.2(a) no later than two (2) Business Days prior to the Tax Return Due Date, provided that Buyers have complied with their obligations under this Section 6.3(b). For purposes of this Section 6.3(b), an Impermissible Past Practice Opinion shall mean an opinion, reasonably acceptable to the party receiving such opinion from the Delivering Party, of a nationally recognized accounting firm at no less than a “should” level standard to the effect that the past practice from which the party delivering such opinion (the “Delivering Party”) seeks to diverge (an “Impermissible Past Practice”) is not permitted under the requirements of Applicable Law. The Opinion Due Date shall mean, if a Buyer is the Delivering Party, no later than thirty (30) days prior to the Tax Return Due Date, and if Parent is the Delivering Party, no later than fifteen (15) days prior to the Tax Return Due Date.

6.4	Cooperation and Exchange of Information. From and after the Closing Date, each party hereto shall, and shall cause its Affiliates to, provide the other party hereto with such cooperation, documentation and information as either of them reasonably may request in connection with (a) filing any Tax Return or claim for refund, (b) determining a liability for Taxes, an indemnity or payment obligation under this Article VI or a right to a refund of Taxes, (c) conducting any Tax Proceeding (which shall include granting any powers of attorney reasonably requested by the party entitled to control a Tax Proceeding pursuant to Section 6.3(b)) or (d) determining an allocation of Taxes between a Pre-Closing Period and a Post-Closing Period. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant accompanying schedules and work papers (or portions thereof) and other supporting documentation. Notwithstanding any other provision of this Agreement, nothing herein shall require Parent or any of its Affiliates to provide access to any Tax Returns, information, records or other material of Parent or any of its Affiliates relating to any Combined Tax Returns.

6.5	Contests.

(a)	If any Taxing Authority asserts a Tax Claim in respect of any QNX Entity, then the party hereto first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties hereto. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b)	In the case of a Tax Proceeding involving a QNX Entity in respect of any taxable period that ends on or before the Closing Date Parent shall have the right to control, at its own expense, such Tax Proceeding; provided, however, that with respect to any Tax Proceeding in respect solely of a QNX Entity, which Tax Proceeding would reasonably be expected to have an adverse effect on the Buyers or any of their Affiliates (including the relevant QNX Entity) (i) Parent shall consult with Buyers before taking any significant action in connection with such Tax Proceeding, (ii) the Buyers shall be entitled to participate in such Tax Proceeding at Buyer’s expense (along with counsel and other advisors of their choice) and (iii) Parent shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Buyers (which consent shall not be unreasonably withheld or delayed), to the extent such settlement or compromise would reasonably be expected to result in an adverse effect on the Buyers that is material, provided that if such consent is withheld by Buyers, control of such Tax Proceeding shall be assumed by Buyers at their own expense and Parent’s liability for any Taxes (including Parent Taxes) resulting from such Tax Proceeding shall not exceed the amount that would have been due under such settlement or compromise (Parent’s liability for Taxes in excess of the amount that would so have been due, “Excess Taxes”) (and, notwithstanding any other provision, Buyer shall indemnify Parent against any such Excess Taxes, to the extent any such Taxes are due or payable to any Tax Authority by Parent or any of its subsidiaries or Affiliates (other than any QNX Entity)).

(c)	In the case of a Tax Proceeding for a Straddle Period of a QNX Entity, the Buyers shall have the right to control, at their own expense, such Tax Proceeding; provided, however, that (i) the Buyers shall consult with Parent before taking any significant action in connection with such Tax Proceeding, (ii) Parent shall be entitled to participate in such Tax Proceeding (along with counsel and other advisors of its choice), (iii) Buyers shall take all actions in connection with such Tax Proceeding that relate to a Pre-Closing Period no differently than any action in connection with such Tax Proceeding that relates to a Post-Closing Period, and in all cases shall treat any such Tax Proceeding as if any and all liability for Taxes resulting therefrom were the responsibility of Buyers and (iv) the Buyers shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, to the extent that such settlement or compromise would result in an indemnification payment by Parent for any Parent Taxes or otherwise reasonably be expected to result in an adverse effect on Parent, provided that if such consent is withheld by Parent and Buyers have complied with all their covenants hereunder in relation to such Tax Proceeding, then, notwithstanding any other provision of this Agreement, Parent’s liability for Taxes pursuant to Section 6.2(a) shall include and Parent shall indemnify the Buyers and each of their subsidiaries and Affiliates (including the QNX Entities) and hold them harmless from and against the amount of Taxes resulting from such Tax Proceeding that are in excess of the amount that would have been due under such settlement or compromise.

(d)	In the case of a Tax Proceeding involving a QNX Entity (other than any Tax Proceeding described in Sections 6.5(b) or 6.5(c)) Buyers shall have the right to control, at their own expense, such Tax Proceeding, Parent shall not have any right to participate in any such Tax Proceeding and Section 6.5(a) shall not apply to such a Tax Claim; provided, however, that if such Tax Proceeding would reasonably be expected to have an adverse effect on Parent or any of its Affiliates, and only at such time when it becomes readily apparent that such Tax Proceedings would be expected to have such an effect (the “Contest Relevant Time”), (i) the Buyer shall consult with Parent before taking any significant action in connection with such Tax Proceeding, (ii) Parent shall be entitled to participate in such Tax Proceeding (along with counsel and other advisors of its choice), and (iii) from and after the Contest Relevant Time, the Buyers shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), to the extent that such settlement or compromise would result in an indemnification payment by Parent for any Parent Taxes or otherwise reasonably be expected to result in an adverse effect on Parent that is material.

(e)	Notwithstanding any other provision, Parent shall have the exclusive right to control in all respects, including as to settlement, any Tax Proceeding relating to any Combined Tax Return, the Buyers shall not have any right to participate in any such Tax Proceeding and Section 6.5(a) shall not apply to such a Tax Claim.

6.6	Tax Sharing Agreements. All liabilities and obligations between Parent or any member of the Seller Group, on the one hand, and the QNX Entities, on the other hand, under any Tax allocation or Tax sharing agreement in effect prior to the Closing Date (other than this Agreement) shall cease and terminate as of the Closing Date.

6.7	Tax Benefits.

(a)

If, as a result of any final determination with respect to any Tax Item for a Pre-Closing Period, there is an increase (i) in Taxes of any QNX Entity in respect of which Parent has indemnified a Buyer Tax Indemnitee pursuant to Section 6.2(a), or (ii) in Taxes for which Parent (or with respect to any Taxes paid on or prior to the Closing Date, any QNX Entity) is or was otherwise liable (and, in the case of such Taxes in this clause (ii), which Parent (or any QNX Entity) has paid on or prior to the Closing Date and which are not Buyer Taxes), and, solely as a result of such final determination, any QNX Entity (or Buyer or any of its Subsidiaries or Affiliates) actually realizes a Tax Benefit for any Post-Closing Period (it being understood that Buyer agrees to file or cause to be filed (or shall cause the relevant QNX Entity to file or cause to be filed) all Tax Returns (including amended Tax Returns) or other documents, to the extent permitted under Applicable Law, claiming (x) any such Tax Benefit, (y) any refund to which Parent is entitled under Section 6.7(b) below or (z) any Tax Benefit to which

Parent is entitled under Section 6.15 (whether as a payment to Parent or as a reduction of an indemnification payment required to be made by Parent)), then Buyers shall pay, or cause to be paid, to Parent the amount of such Tax Benefit, provided, however, that any such amount shall not exceed the amount which Parent has paid to the Buyer Tax Indemnitees in respect of such final determination (a “Tax Timing Payment”). Any such Tax Timing Payment shall be paid no later than thirty (30) days of the filing of any Tax Return in which such Tax Benefit is actually realized. Notwithstanding anything to the contrary in this Agreement, the Buyers shall not be required to make any Tax Timing Payment under this Section 6.7(a) in respect of any Tax Benefit that is realized with respect to any taxable period following the seventh taxable period after the Closing Date.

(b)	Parent shall be entitled to any Tax refund (whether paid in cash or by credit of or against Taxes) of, or attributable to, the QNX Entities in respect of any Pre-Closing Period (to the extent that such Tax refund was not specifically included as a Current Asset on the Closing Date Balance Sheet or the Closing Date Working Capital Statement (or the applicable worksheets thereto)), and Buyers shall pay, or cause to be paid, to Parent any such Tax refund, net of any Taxes on the receipt thereof, within fifteen (15) calendar days of receipt or entitlement thereto.

6.8	Transfer Taxes. Notwithstanding any other provision of this Agreement, the Buyers, on the one hand, and Parent, on the other hand, shall be responsible for and shall pay 50% of all documentary, registration, value added, transfer, stamp and similar Taxes, fees and costs (collectively, “Transfer Taxes”) imposed on the sale of the Shares pursuant to this Agreement, and each shall be entitled to 50% of any refund or reduction in Transfer Taxes relating thereto.

6.9	Taxes Governed by Article VI. Claims for indemnification with respect to Taxes shall be governed by this Article VI but not by any other provision of Article IX.

6.10	Survival. All rights and obligations under this Article VI shall survive the Closing Date and continue until sixty (60) days following the expiration of the relevant statutes of limitation (including all periods of extension). The Tax Representations shall not survive the Closing.

6.11	Post-Closing Dispositions. For the avoidance of doubt, the covenants of the Buyers and the QNX Entities set forth in this Article VI shall apply to the Buyers and the QNX Entities regardless of any post-Closing disposition of the QNX Entities by the Buyers or any of their Subsidiaries.

6.12	Tax Treatment of Payments. Parent, the Buyers, the QNX Entities and their respective Affiliates shall treat any and all payments under this Article VI or Section 2.4 or Article IX as an adjustment to the Purchase Price for Tax purposes unless they are required to treat such payments otherwise by Applicable Laws.

6.13	Section 338 Election. The Buyers covenant that they shall not make, and shall cause their Affiliates not to make, an election under Section 338(g) of the Code and the Treasury Regulations promulgated thereunder (or any similar election under state, local or foreign Tax law) with respect to any of the QNX Entities.

6.14	Tax Treatment. Buyers agree to treat, and cause their Affiliates to treat, for United States Federal income and applicable state and local Tax purposes, the sale of all of the outstanding shares of QSSC as a sale and purchase of all the assets of QSSC and its Subsidiaries.

6.15	After-Tax Indemnification. The amount of any indemnification payment required to be made pursuant to this Agreement shall be (i) reduced by an amount equal to any resulting actual Tax Benefit realized or to be realized by the indemnified party with respect to the taxable year in which the indemnification amount is received (or a prior taxable year), and (ii) increased by any Taxes attributable to the receipt of such payment. If, as a result of the incurrence or payment of any indemnified Loss or Tax by an indemnified party, the indemnified party actually realizes a Tax Benefit with respect to a taxable year after the taxable year in which the indemnification amount is received, then the indemnified party shall pay, or cause to be paid, to the indemnifying party the amount of such Tax Benefit, provided, however, that any such payment of the amount of a Tax Benefit shall be paid no later than thirty (30) days of the filing of any Tax Return in which such Tax Benefit is actually realized and that any such amount to be paid by the indemnified party shall not exceed the amount which the indemnifying party paid to the indemnified party and provided further, however, that the indemnified party shall not be required to make any payment of the amount of a Tax Benefit in respect of any Tax Benefit that is realized with respect to any taxable period following the seventh taxable period after the Closing Date.

6.16	Definitions. For purposes of this Agreement, the following terms shall have the meanings ascribed to them below.

(a)	“Property Taxes” means real, personal, and intangible ad valorem property Taxes.

(b)	“Seller Group” means Parent and each of its Subsidiaries, other than the QNX Entities.

(c)	“Tax Benefit” means the reduction of (or refund of or credit against) Taxes actually realized as a direct result of any item of loss, deduction or credit or any other item which decreases Taxes paid or payable, including any interest with respect thereto or interest that would have been payable but for such item, net of any Taxes imposed as a result of using or claiming any such credit against Taxes in a prior year. For purposes of determining when such a reduction of (or refund of or credit against) Taxes has actually been realized, such item shall only be considered to have been applied after all other items of loss, deduction or credit and any other items which decrease Taxes paid or payable otherwise available to the person claiming such item, in each case arising in the year with respect to which such reduction of (or refund of or credit against) Taxes would have been realized before taking into account this last sentence of Section 6.16(c) (or any prior year), have been taken into account.

(d)	“Tax Claim” means any claim with respect to Taxes made by any Governmental Authority.

(e)	“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code resulting from a change in accounting method.

(f)	“Tax Proceeding” means any Tax audit, contest, litigation, defense or other proceeding with or against any Governmental Authority or any Tax contest, litigation, defense or other proceeding under any Tax sharing or Tax allocation agreement.

ARTICLE VII

CONDITIONS TO CLOSING

7.1	Conditions to the Obligations of the Buyers and Sellers. The obligation of the Buyers and the Sellers to complete the transactions contemplated by this Agreement is subject to satisfaction or waiver by the Buyers or the Sellers, as applicable, at or prior to Closing, of each of the following conditions:

(a)	No United States or Canadian judicial body shall have issued an order, judgment, injunction or similar decree (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the sale of the Shares;

(b)	The Competition Act Approval shall have been obtained; and

(c)	The parties shall have received the CFIUS Approval.

7.2	Conditions to the Obligation of the Buyers. The obligation of the Buyers to complete the transactions contemplated by this Agreement is subject to satisfaction or waiver by the Buyers, at or prior to Closing, of each of the following conditions:

(a)

the representations and warranties of the Sellers made in or pursuant to this Agreement (i) that are qualified by the expression “Material Adverse Effect” shall (in the case of this clause (i)) be true and correct at the Closing Time as if made at and as of the Closing Time (except to the extent such representations and warranties expressly speak of an earlier date in which case such representations and warranties shall be true and correct as of such earlier date) and (ii) that are not qualified by the expression “Material Adverse Effect” shall (in the case of this clause (ii)) be true and correct at the Closing Time as if made at and as of the Closing Time (without giving effect to any “materiality” qualifications contained in such representations and warranties, and except to the extent such representations and warranties expressly speak of an earlier date in which case such representations and warranties shall be true and correct as of such earlier date) except where the failure of any such representation or warranty to be so true and correct would not have or reasonably be expected to have a Material Adverse Effect, and the Buyers shall have received a certificate confirming the foregoing, signed for and on behalf of the Sellers by two senior officers of each of the Sellers or other persons acceptable to the Buyers, in form and substance reasonably satisfactory to the Buyers;

(b)	the covenants and agreements contained in this Agreement to be performed by the Sellers at or prior to the Closing Time shall have been performed in all material respects and the Buyers shall have received a certificate confirming the foregoing, signed for and on behalf of the Sellers by two senior officers of each of the Sellers or other persons acceptable to the Buyers, in form and substance reasonably satisfactory to the Buyers;

(c)	all Debt and Related Party Debt shall have been repaid, forgiven or otherwise extinguished including the release of any Liens with respect to such Debt and Related Party Debt;

(d)	the Buyers shall have received resignations from each of the directors of the QNX Entities set out in Schedule 5.9 of the Disclosure Letter effective immediately prior to the Closing;

(e)	the Buyers shall have received the originals of all of the share certificates representing the Shares, together with duly executed instruments of transfer, for transfer to the Buyers;

(f)	the Buyers shall have received a duly executed and acknowledged certificate of non-foreign status from Parent as transferor that satisfies the requirements of Section 1.1445-2(b)(2) of the United States Treasury Regulations Code substantially in the form attached hereto as Exhibit D;

(g)	the Buyers shall have received an opinion of the Sellers’ Canadian counsel, dated the Closing Date, substantially in the form attached hereto as Exhibit B;

(h)	the Sellers shall have executed and delivered, or caused to be executed and delivered, to the Buyers (i) a Mutual Non-Solicitation Agreement in the form attached here to as Exhibit A and (ii) a Transition Services Agreement in the form attached hereto as Exhibit C (the “Transition Services Agreement”); and

(i)	since the date of this Agreement, there shall not have been any event, occurrence, development, change, effect or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

7.3	Conditions to the Obligation of the Sellers. The obligation of the Sellers to complete the transactions contemplated by this Agreement is subject to satisfaction or wavier by the Sellers, at or prior to Closing, of each of the following conditions:

(a)	the representations and warranties of the Buyers and the Guarantor made in or pursuant to this Agreement shall be true and correct in all material respects at the Closing Time as if made at and as of the Closing Time (except to the extent such representations and warranties expressly speak of an earlier date in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and the Sellers shall have received a certificate confirming the foregoing, signed for and on behalf of the Buyers and the Guarantor by two senior officers of each of the Buyers and the Guarantor or other persons acceptable to the Sellers, in form and substance reasonably satisfactory to the Sellers;

(b)	the covenants and agreements contained in this Agreement to be performed by the Buyers and the Guarantor at or prior to the Closing Time shall have been performed in all material respects and the Sellers shall have received a certificate confirming the foregoing, signed for and on behalf of the Buyers and the Guarantor by two senior officers of each of the Buyers and the Guarantor or other persons acceptable to the Sellers, in form and substance reasonably satisfactory to the Sellers; and

(c)	the Buyers shall have executed and delivered, or caused to be executed and delivered, to the Sellers (i) a Mutual Non-Solicitation Agreement in the form attached hereto as Exhibit A and (ii) the Transition Services Agreement.

7.4	Frustration of Closing Conditions. None of the Buyers, on one hand, or Sellers, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to use its commercially reasonable efforts to cause the Closing to occur, as required by Section 5.1 and Section 5.7.

ARTICLE VIII

TERMINATION

8.1	Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing Time:

(a)	by mutual written consent of the Sellers, on the one hand, and the Buyers, on the other hand;

(b)	either by the Buyers or by the Sellers, by written notice to the other, if:

(i)	any United States or Canadian judicial body shall have issued an order, judgment, injunction or similar decree (that has not been vacated,

withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the sale of the Shares and such order, judgment, injunction or similar decree shall have become final and non appealable;

(ii)	the Closing Date shall not have occurred on or prior to January 9, 2011 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any party whose failure to fulfill, or cause to be fulfilled in any manner, any obligation under this Agreement has contributed to the failure of the Closing to have occurred by the End Date;

(c)	by the Sellers, upon written notice to the Buyers, in the event that (i) any of the Buyers’ representations or warranties set forth in this Agreement shall fail to be true and correct or (ii) the Buyers shall have breached any of their covenants or agreements set forth in this Agreement, in each case of clauses (i) and (ii) such that the conditions set forth in Section 7.1 or Section 7.3 would not be satisfied and, in each such case of clauses (i) and (ii) such failure or breach shall not have been cured prior to the earlier of (x) thirty (30) Business Days following notice of such failure or breach to the Sellers and (y) the End Date; provided, that no Seller shall have the right to terminate this Agreement pursuant to this Section 8.1(c) if any Seller is then in material breach of any of its covenants or agreements contained in this Agreement; and

(d)	by the Buyers, upon written notice to the Sellers, in the event that (i) any of Sellers’ representations or warranties set forth in this Agreement shall fail to be true and correct or (ii) the Sellers shall have breached any of their covenants or agreements set forth in this Agreement, in each case of clauses (i) and (ii), such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied and, in each such case of clauses (i) and (ii) such failure or breach shall not have been cured prior to the earlier of (x) thirty (30) Business Days following notice of such failure or breach to the Buyers and (y) the End Date; provided, that no Buyer shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if any Buyer is then in material breach of any of its covenants or agreements contained in this Agreement.

8.2	Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1 by Buyers, on the one hand, or Sellers, on the other hand, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, except that Sections 5.4 (first sentence only), 10.2, 10.4, 10.9, 10.11, 10.12, and 10.13 and this Section 8.2 shall survive any termination of this Agreement. Nothing in this Section 8.2 shall relieve any party to this Agreement of liability for willful breach of this Agreement. For avoidance of doubt, the terms and conditions of the Confidentiality Agreement survive termination of this Agreement for any reason.

8.3	Extension; Waiver. At any time prior to the Closing Time, either the Sellers or the Buyers may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any such extension shall be valid only if set forth in an instrument in writing signed by the party granting such extension and any such waiver shall be subject to Section 10.3.

ARTICLE IX

INDEMNIFICATION

9.1	Survival of Representations and Warranties. All representations and warranties of the Sellers, the Buyers and the Guarantor in this Agreement and claims related thereto shall survive the consummation of the transactions and continue as follows:

(a)	all representations and warranties in Article III and Article IV shall survive for eighteen (18) months from the Closing Date except as provided in this Section 9.1;

(b)	the Tax Representations shall not survive the Closing Date;

(c)	the representations and warranties in Sections 3.103 through 3.107, inclusive, shall survive until sixty (60) days after expiration of all applicable statutes of limitations;

(d)	the representations and warranties in Sections 3.1, 3.2 (first sentence only), 3.4, 3.5, 3.10 (last sentence only), 3.11 (last sentence only), 3.31, 4.1, 4.2, 4.3, 4.7 (first three sentences only) and 4.9 shall not expire; and

(e)	all claims for fraud or willful misconduct shall not expire,

(in each case, the “Indemnity Deadline”); provided that if any claims for indemnification have been asserted after the Closing Date prior to the Indemnity Deadline, the representations and warranties or covenants that are the basis for such claim shall continue in effect until final resolution of all such claims.

All covenants to be performed by the Sellers, the Buyers and the Guarantor after the Closing Date shall continue for the period stated therein, or, if no such period is stated, indefinitely; provided, however, that all Claims pursuant to Sections 9.2 or 9.3 for any breach of covenant to be performed between the date hereof and Closing shall be brought within twelve (12) months of the Closing.

9.2	Indemnification by Sellers. From and after the Closing Date, the Sellers shall, jointly and severally, protect, defend, indemnify and hold harmless each of the Buyers, the QNX Entities and their respective Affiliates, officers, directors and employees (each party seeking indemnification, a “Buyer Indemnified Person”) from and against:

(a)	any Loss of any Buyer Indemnified Person resulting from, or arising out of, any inaccuracy of any representation or warranty on the part of the Sellers contained in this Agreement (without giving effect (other than in the case of the representations and warranties set forth in Sections 3.2 (fifth sentence only), 3.16, 3.17(d), 3.22(a), 3.35 through 3.73 (other than Sections 3.38(c), 3.43, 3.47, 3.52, 3.53(a) and 3.64), 3.87, 3.88, 3.107 and 3.111) to any “Material Adverse Effect” or “materiality” qualifications contained in such representations and warranties);

(b)	any Loss of any Buyer Indemnified Person resulting from, or arising out of, any breach of any covenant on the part of the Sellers contained in this Agreement; and

(c)	any Loss of any Buyer Indemnified Person resulting from or arising out of any derogation of, or limitation, restriction or detrimental impact on, the QNX Entities’ ownership of all rights, title and interest in and to the copyright in the QNX Proprietary Software and in and to all rights to confidential information therein from claims by third Persons (other than the Buyers and their Affiliates), including any Losses from claims by third Persons for (i) copyright infringement or misappropriation of trade secrets by any QNX Entity in relation to, or in connection with or arising out of the QNX Proprietary Software, (ii) misappropriation of confidential information embodied in the QNX Proprietary Software or (iii) any royalty, license or other fee for the QNX Entities’ continued exploitation or use of the QNX Proprietary Software.

For the absence of doubt, the above provisions of this Section 9.2 shall not apply to the Tax Representations or other Tax matters, indemnification by Sellers with respect to Taxes being governed by Article VI.

9.3	Indemnification by Buyers. From and after the Closing Date, the Buyers and the Guarantor shall, jointly and severally, protect, defend, indemnify and hold harmless each of the Sellers and their respective Affiliates, officers, directors and employees (each party seeking indemnification, a “Seller Indemnified Person”) from and against:

(a)	any Loss of any Seller Indemnified Person resulting from, or arising out of, any inaccuracy of any representation or warranty on the part of the Buyers or the Guarantor contained in this Agreement (without giving effect to any “Material Adverse Effect” or “materiality” qualifications contained in such representations and warranties); and

(b)	any Loss of any Seller Indemnified Person resulting from, or arising out of, any breach of any covenant on the part of the Buyers or the Guarantor contained in this Agreement.

9.4

Notice of Claim. A Person that may be entitled to be indemnified under this Article IX (the “Indemnified Person”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Person”), in writing of any pending or threatened claim or demand that the Buyers or Sellers, as applicable, have determined give rise or would reasonably be expected to give rise to a right of indemnification under this

Article IX; provided, however, that the failure to provide such notice shall not release any party from any of its obligations under this Article IX except to the extent the Indemnifying Party is prejudiced by such failure, it being understood that notices of any Claims must be delivered prior to the expiration of any applicable survival period specified in Section 9.1 for such representation, warranty, covenant or agreement. Notice of any Claim shall specify with reasonable particularity (to the extent that the information is available):

(a)	whether the Claim is a Direct Claim or a Third Party Claim;

(b)	the factual basis for the Claim, and any provisions of this Agreement, or of any Applicable Laws, relied upon; and

(c)	the amount of the Claim or, if an amount is not then determinable, an approximate and reasonable estimate of the potential amount of the Claim or a statement that such Indemnified Person is unable in good faith at such time to quantify such amount.

9.5	Procedure for Indemnification; Direct Claims. Following receipt of notice of a Direct Claim, the Indemnifying Person shall have thirty (30) days to make such investigation of the Direct Claim as the Indemnifying Person considers necessary or desirable. For the purpose of such investigation, the Indemnified Person shall make available to the Indemnifying Person and its representatives the information relied upon by the Indemnified Person to substantiate the Direct Claim. If the Indemnified Person and the Indemnifying Person agree at or prior to the expiration of such thirty (30)-day period (or any extension thereof agreed upon by the Indemnified Person and the Indemnifying Person) as to the validity and amount of the Direct Claim, the Indemnifying Person shall immediately pay to the Indemnified Person the full agreed upon amount of the Direct Claim. If the Indemnified Person and the Indemnifying Person do not agree within such period (or any mutually agreed upon extension thereof), the Indemnified Person and the Indemnifying Person agree that the Indemnified Person shall be entitled to commence an arbitration proceeding in accordance with the procedures under Section 10.13 to recover the full amount of the Loss with respect to the Direct Claim and any costs incidental to the proceeding.

9.6	Procedure for Indemnification; Third Party Claims.

(a)	With respect to any Third Party Claim for which indemnity is sought pursuant to (i) Section 9.3(a) or 9.3(b), the Indemnifying Person shall assume the defense and control of such Third Party Claim, but shall allow the Indemnified Person a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense and (ii) Section 9.2(a), 9.2(b) or 9.2(c), the Buyers shall assume the defense and control of such Third Party Claim (with outside legal counsel acceptable to the Indemnifying Party), but shall allow the Indemnifying Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense (provided that any such expenses shall be counted as Losses for purposes of calculating the cap on indemnification set forth in Section 9.8(b)(ii)).

(b)	In the event that any Third Party Claim for which indemnity is sought pursuant to Section 9.2(a), 9.2(b), 9.2(c), 9.3(a) or 9.3(b) is of a nature such that the Indemnified Person is required by Applicable Laws to make a payment to any Person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Person may make such payment and the Indemnifying Person shall, forthwith after demand by the Indemnified Person, reimburse the Indemnified Person for any such payment. If the amount of any liability under the Third Party Claim which is indemnifiable hereunder and in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Person to the Indemnified Person, the Indemnified Person shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Indemnifying Person.

(c)	The Indemnified Person and the Indemnifying Person shall cooperate fully with each other with respect to Third Party Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself or herself informed about and be prepared to discuss the Third Party Claim with his or her counterpart and with legal counsel at all reasonable times.

(d)	With respect to any Third Party Claim for which indemnity is sought pursuant to (i) Section 9.3(a) or 9.3(b) the Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Person; provided that the Indemnifying Party shall (A) pay or cause to be paid all amounts in such settlement or judgment and (B) obtain, as a condition of any settlement or other resolution, a release of the Indemnified Person affected by such Third Party Claim and (ii) Section 9.2(a), 9.2(b) or 9.2(c), the Buyers shall not consent to a settlement of, or the entry of any judgment arising from, such Third Party Claim, without the consent of the Sellers.

(e)	The above provisions of this Section 9.6 shall not apply to Tax Proceedings.

9.7	No Right to Set-off. Notwithstanding any other provisions of this Agreement or the Transaction Documents to the contrary, no party shall have any right to off-set or set-off any payment due pursuant to this Article IX against any other payment to be made pursuant to this Agreement or the Transaction Documents or otherwise.

9.8	Sellers Limits on Indemnification. Subject to Section 9.10 but otherwise notwithstanding any other provision of this Agreement to the contrary, Sellers shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Person against, or reimburse any Buyer Indemnified Person for:

(a)	any Losses pursuant to Section 9.2(a) or 9.2(b), (i) to the extent such Loss was taken into account in the Adjustment Amount procedures set forth in Section 2.4, (ii) in excess of $40,000,000 (forty million United States Dollars) (less any amounts paid pursuant to Section 9.2(c)), (iii) with respect to any claim unless such claim involves Losses (A) pursuant to 9.2(a), and solely in respect of breaches of the representations and warranties set forth in Sections 3.37(a) (solely with respect to any Claim related to the infringement, unauthorized use, or violation of any Intellectual Property Rights), 3.37(e), 3.38(a), 3.38(c), 3.43, 3.47, 3.52, 3.53(a) and 3.64, in excess of $600,000 and (B) in all other cases, in excess of $25,000 (in the case of clauses (A) and (B), nor shall such claims be applied to or considered for purposes of calculating the aggregate amount of Claims for purposes of the following clause (iv)) and (iv) unless the aggregate amount of Claims for indemnification pursuant to Sections 9.2(a), 9.2(b) and 9.2(c) are in excess of $6,000,000 (six million United States Dollars) (provided, however, that after the aggregate amount of such Claims are in excess of such amount, the Buyers shall be entitled to receive the full amount of the Buyers’ Claims, subject to the other limitations set forth in this Article IX); and

(b)	any Losses pursuant to Section 9.2(c), (i) to the extent such Loss was taken into account in the Adjustment Amount procedures set forth in Section 2.4, (ii) in excess of $80,000,000 (eighty million United States Dollars) (less any amounts paid pursuant to Section 9.2(a) or 9.2(b)), (iii) with respect to any claim unless such claim involves Losses in excess of $25,000 (nor shall any such claims be applied to or considered for purposes of calculating the aggregate amount of Claims for purposes of the following clause (iv)), (iv) unless the aggregate amount of Claims for indemnification pursuant to Sections 9.2(a), 9.2(b) and 9.2(c) are in excess of $6,000,000 (six million United States Dollars) (provided, however, that after the aggregate amount of such Claims are in excess of such amount, the Buyers shall be entitled to receive the full amount of the Buyers’ Claims, subject to the other limitations set forth in this Article IX) and (v) on or following the date that is twenty one (21) months from the Closing Date (provided that if any claims for indemnification pursuant to Section 9.2(c) have been asserted prior to such date, such claims and the obligations of the Sellers pursuant to Section 9.2(c) shall continue in effect until final resolution of all such claims).

(c)	For the avoidance of doubt, in any case Sellers shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Person against, or reimburse any Buyer Indemnified Person for amounts (i) under this Article IX in excess of $80,000,000 (eighty million United States Dollars) in the aggregate, (ii) under Sections 9.2(a) and 9.2(b) in excess of $40,000,000 (forty million United States Dollars) in the aggregate and (iii) in respect of a particular Claim, under both Sections 9.2(a) or 9.2(b), on the one hand, and Section 9.2(c), on the other hand. If any Claim for indemnity by the Buyers pursuant to Section 9.2(a) may be brought as a breach of any representation or warranty set forth in Section 3.37(a), 3.37(e), 3.38(a), 3.38(c), 3.43, 3.47, 3.52, 3.53(a) or 3.64, then such Claim shall only be brought as a breach under such representations or warranties and shall not be brought under any other representations or warranties.

9.9	Buyers Limits on Indemnification. Notwithstanding any other provision of this Agreement to the contrary, Buyers shall not be required to indemnify, defend or hold harmless any Seller Indemnified Person against, or reimburse any Seller Indemnified Person for any Losses pursuant to Section 9.3(a) or 9.3(b), (a) if such Loss was included in connection with the Adjustment Amount procedures set forth in Section 2.4, (b) in excess of $40,000,000 (forty million United States Dollars), (c) with respect to any claim unless such claim involves Losses in excess of $25,000 (nor shall such claims be applied to or considered for purposes of calculating the aggregate amount of Claims for purposes of the following clause (d)) and (d) unless the aggregate amount of Claims for indemnification pursuant to Sections 9.3(a) and 9.3(b) are in excess of $6,000,000 (six million United States Dollars) (provided, however, that after the aggregate amount of such Claims are in excess of such amount, the Sellers shall be entitled to receive the full amount of the Sellers’ Claims, subject to the other limitations set forth in this Article IX).

9.10	Indemnification for Fraud, Etc. Notwithstanding Section 9.8, in the event of a Claim by the Buyers based on fraud or willful misconduct or a Claim by the Buyers for breach of Sections 3.10 (the last sentence only) or 3.11 (last sentence only), the reference to $40,000,000 (forty million United States Dollars) in Section 9.8(a)(ii), the reference to $80,000,000 (eighty million United States Dollars)in Section 9.8(b)(ii) shall be replaced with $200,000,000 (two hundred million United States Dollars).

9.11	Exclusive Remedies. Except (a) as provided in Section 10.2 with respect to breaches or threatened breaches of this Agreement, (b) with respect to the Adjustment Amount procedures set forth in Section 2.4 and (c) with respect to any matter relating to Taxes (which shall be governed by Article VI), Sellers and the Buyers acknowledge and agree that, following the Closing, the indemnification provisions of this Article IX shall be the sole and exclusive remedies of Sellers and the Buyers, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by the other party or any failure by the other party to perform or comply with any covenant or agreement in this Agreement that, by its terms, was to have been performed, or complied with, by such other party prior to the Closing. Without limiting the generality of the foregoing, the parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

9.12

Additional Indemnification Provisions. With respect to each of the indemnification obligations set forth in this Article IX or in any Transaction Document (a) all Losses shall be net of any third party insurance proceeds that have been recovered by the Indemnified Person in connection with the facts giving rise to the right of indemnification, (b) other than in the case of fraud, in no event shall an Indemnifying Person have liability to an Indemnified Person for any consequential, special, incidental, indirect or punitive damages, lost profits or similar items (provided that any such damages actually owed by an Indemnified Person to a third Person that is not an Affiliate of such Indemnified Person with respect to an indemnifiable Third Party Claim will be indemnifiable Losses subject to the limitations of this Article IX so long as such damages were not caused by the wanton misconduct of any Indemnified Person) and (c) the Sellers shall have no liability to indemnify any Indemnified Person with respect to any Losses caused by or resulting from (i) any action taken at the direction of the Buyers or (ii) the Sellers’ and the QNX Entities’ having taken or having refrained from taking any action in order to be in compliance with Section 5.5.

9.13	Mitigation. Each of the parties agrees to take all reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

9.14	No Jury Trial. The parties expressly waive any right to have claims brought in relation to this Agreement heard by a jury and, subject to Section 10.13, agree that any such claims shall be heard before a judge sitting alone.

ARTICLE X

MISCELLANEOUS

10.1	Notices. All notices, requests and other communications to any party hereunder shall be sufficient if in writing and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service) or hand delivery, and shall be given, if to the Buyers, to:

c/o Research In Motion Limited

Attn: President

c/o 295 Phillip Street

Waterloo, Ontario, Canada

N2L 3W8

Fax: (519) 888-7835

with a copy (excluding invoices) to:

c/o Research In Motion Limited

Attn: Legal Department

176 Columbia Street

West Waterloo, Ontario, Canada

N2L 3L3

Fax: (519) 888-7349

If to the Sellers, to:

Harman International Industries, Incorporated

Attn: Legal Department

400 Atlantic Street, 15th Floor

Stamford, CT 06901, USA

Fax: (203) 328-3978

with a copy (excluding invoices) to:

Wachtell, Lipton, Rosen & Katz

Attn: Joshua R. Cammaker

51 West 52nd Street

New York, NY 10019, USA

Fax: (212) 403-2000

if to the Guarantor, to:

Research In Motion Limited

Attn: President

c/o 295 Phillip Street

Waterloo, Ontario, Canada

N2L 3W8

Fax: (519) 888-7835

with a copy (excluding invoices) to:

c/o Research In Motion Limited

Attn: Legal Department

176 Columbia Street

West Waterloo, Ontario, Canada

N2L 3L3

Fax: (519) 888-7349

Any party to this Agreement may modify the notification details specified in this paragraph by delivering written notice of such modifications to each of the other parties as provided in this Section 10.1; provided, however, that any such modification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

10.2

Remedies. The parties acknowledge and agree that an award of damages would be inadequate for any breach of this Agreement by any party or its representatives, advisors or agents and that such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties, the Sellers (if the Buyers or the Guarantor is the breaching party) or the Buyers (if the Sellers are the breaching party) will be entitled, without the requirement of posting a bond or other security, to equitable relief, including the issuance of injunctive relief by the Ontario Courts to compel performance of such party’s obligations, or to prevent such party from breaches or threatened breaches of this Agreement and the granting of specific performance of such party’s obligations hereunder. Except as otherwise expressly provided herein, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or in equity to each of the parties.

10.3	Amendments; No Waivers.

(a)	Except as expressly provided otherwise herein, no amendment or waiver of this Agreement shall be binding unless executed in writing and signed, in the case of an amendment, by the Buyers, the Sellers and the Guarantor or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless expressly provided for herein or therein. No investigation or waiver made by or on behalf of any party shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other party pursuant to this Agreement.

(b)	No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10.4	Expenses. Except as may be otherwise specified in this Agreement or the Transaction Documents, each party shall be responsible for and bear all of its own costs and expenses incurred in connection with this Agreement and the Transaction Documents, including expenses of its representatives incurred at any time in connection with pursuing or consummating the transactions contemplated by this Agreement and the Transaction Documents, whether or not the Closing shall have occurred. For greater certainty, the Sellers shall be responsible for and bear all of the costs and expenses, including legal fees, of the QNX Entities relating to the period up to and including the Closing Time.

10.5	Benefit of the Agreement. Subject to Section 10.6, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, successors and assigns.

10.6	Assignment. No party to this Agreement may assign its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such purported assignment is void; provided that the Sellers may assign any or all of their rights and obligations under this Agreement to any subsidiary of Parent so long as no such assignment shall release the Sellers from any liability or obligation under this Agreement.

10.7	Further Assurances.

(a)	From time to time after the Closing, each party will, at the request of any other party and without further consideration, execute and deliver to the requesting party such other documents, and take such other action, as such requesting party may reasonably request in order to vest in the Buyers good, valid and marketable title to the Shares and the Intellectual Property Rights owned by each QNX Entity and to give the Buyers contractual rights to the Intellectual Property Rights licensed to each QNX Entity.

(b)	If, after the Closing, the Sellers or their Affiliates receive any funds that are the property of the Buyer or its Affiliates (including the Companies), Parent shall, or shall cause one of its Affiliates to, remit any such funds, and any cash and cash equivalents of the QNX Entities included in the adjustment to the Purchase Price in accordance with Section 5.14, promptly to Buyer or such Affiliate. If, after the Closing, the Buyer or its Affiliates (including the Companies) receive any funds that are the property of the Sellers or their Affiliates, the Buyer shall, or shall cause one of its Affiliates to, remit any such funds promptly to such Seller or such Affiliate.

10.8	No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties and their permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy. No provision of this Agreement shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the QNX Entities in respect of continued employment (or resumed employment) with the QNX Entities, and no provision of this Agreement shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Benefit Arrangement or any plan or arrangement that may be established by the Buyers or any of their Affiliates.

10.9	Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein, including all matters of construction, validity and performance, in each case without reference to any conflict of Law rules that might lead to the application of the Laws of any other jurisdiction.

10.10	Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by the other parties hereto. This Agreement may be executed and delivered by facsimile transmission and such facsimile copy will be deemed to be an original.

10.11

Entire Agreement. Except as otherwise expressly provided in this Agreement or the Transaction Documents, this Agreement, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the transactions contemplated by this Agreement and the Transaction Documents and supersede all prior agreements, understandings and negotiations, both written and oral, among the parties with respect to the subject matter hereof. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party with respect to this Agreement.

10.12	Jurisdiction. Subject to Section 10.13, any suit, action or proceeding seeking to enforce any provision of, or arising out of or relating to, this Agreement or any of the Transaction Documents shall be brought in the courts of the Province of Ontario (the “Ontario Courts”), and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action or proceeding and agrees that it will not bring any action relating to this Agreement or the Transaction Documents in any court other than the Ontario Courts. Each of the parties hereby waives (a) any obligation to forum or venue laid therein, (b) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than failure to serve in accordance with this Section 10.12 and (c) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise). Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the Province of Ontario, by means of the notice procedures set forth in Section 10.1 and each party agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 10.1 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement.

10.13	Arbitration. Any dispute between or amongst the parties arising in relation to a Claim pursuant to Section 9.2 or Section 9.3 shall be resolved through arbitration administered by and in accordance with the National Arbitration Rules of the ADR Institute of Canada Inc. (the “Institute”) pursuant to the International Commercial Arbitration Act (Ontario) and based upon the following:

(a)	the arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the parties, or in the event of failure to agree on an arbitrator within ten (10) Business Days of the date on which a dispute is determined to be resolved through arbitration, then either party may request that the Institute appoint the arbitrator from the list of qualified arbitrators maintained by the Institute. If the Institute fails to appoint an arbitrator within fourteen (14) Business Days of being asked to do so, any party hereto may apply to have the arbitrator appointed by a judge of the Ontario Superior Court of Justice;

(b)	the seat of the arbitration shall be in Toronto, Ontario and it shall be conducted in the English language;

(c)	the arbitration award(s) shall be given in writing and shall be final and binding on the parties and shall deal with the question of costs of arbitration and all matters related thereto; and

(d)	judgment upon the award rendered may be entered in any court having jurisdiction, or, application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be.

10.14	Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is declared invalid, illegal or incapable of being enforced by any court of law having jurisdiction over the parties and this Agreement, the parties shall engage in good faith negotiations to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable, valid and enforceable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

2236008 ONTARIO INC.

Per:	/s/ James Yersh
Authorized Signatory

RESEARCH IN MOTION CORPORATION

Per:	/s/ Jim Balsillie
Authorized Signatory

RESEARCH IN MOTION LIMITED

Per:	/s/ James Yersh
Authorized Signatory

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

Per:	/s/ Todd A. Suko
Authorized Signatory

HARMAN HOLDING GMBH & CO. KG

By:	Harman Management GmbH, as General Partner

Per:	/s/ Michael Mauser
Authorized Signatory

Per:	/s/ Frank Groth
Authorized Signatory